Brookfield

2023
Q1 INTERIM REPORT

Brookfield Reinsurance Ltd.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD REINSURANCE LTD.
AS AT MARCH 31, 2023 AND DECEMBER 31, 2022,
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2023 AND 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS, EXCEPT SHARE DATA	Note	2023	2022
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $22 in 2023 and $30 in 2022) (amortized cost of $17,894 in 2023 and $17,353 in 2022)	3	$16,565	$16,603
Equity securities, at fair value	4	1,159	1,253
Mortgage loans on real estate (net of allowance for credit loss of $52 in 2023 and $41 in 2022	5	5,963	5,888
Private loans, net	9	1,199	1,144
Real estate and real estate partnerships (net of accumulated depreciation of $17 in 2023 and $14 in 2022)	6	1,107	1,036
Investment funds	9	1,757	1,396
Policy loans	9	376	374
Short-term investments	9	2,635	2,402
Other invested assets, net	9	326	211
Total investments		31,087	30,307
Cash and cash equivalents		2,354	2,145
Accrued investment income		352	341
Deferred policy acquisition costs	12	1,703	1,595
Reinsurance funds withheld	10	6,004	5,806
Premiums due and other receivables		476	436
Deferred tax asset		433	470
Reinsurance recoverables, net		615	595
Property and equipment (net of accumulated depreciation of $12 in 2023 and $7 in 2022)		193	194
Other assets	13	636	516
Separate account assets	11	1,098	1,045
Total assets		44,951	43,450
Liabilities
Future policy benefits	14	8,349	7,966
Policyholders' account balances	15	20,784	20,141
Policy and contract claims	17	1,825	1,786
Deposit liabilities	10	1,643	1,657
Market risk benefit	16	119	124
Unearned premium reserve		1,119	1,086
Due to related parties	23	247	241
Other policyholder funds		323	322
Notes payable		184	151
Corporate borrowings	18	2,049	2,160
Subsidiary borrowings	18	1,493	1,492
Liabilities issued to reinsurance entities		166	151
Other liabilities		1,117	836
Separate account liabilities	11	1,098	1,045
Total liabilities		40,516	39,158

Junior Preferred Shares, par value $25 per share, redemption amount of $2,512	20	2,607	2,580

Equity
Class A exchangeable and Class B (10,450,952 Class A exchangeable shares and 24,000 Class B shares outstanding as at 2023; 9,594,989 Class A exchangeable shares and 24,000 Class B shares outstanding as at 2022; with par value of $33.63 per share)		460	432
Class C (41,314,891 and 40,934,623 Class C shares outstanding as at 2023 and 2022, respectively)		1,359	1,272
Non-controlling interests		9	8
Total equity		1,828	1,712
Total liabilities and equity		$44,951	$43,450
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2023	2022
Net premiums		$800	$109
Other policy revenue		97	—
Net investment income	3, 8	400	56
Investment related gains (losses), net	8	(106)	28
Net investment results from funds withheld		12	85
Total revenues		1,203	278

Claims and policyholder benefits	14	(742)	(105)
Interest sensitive contract benefits	15	(241)	(18)
Commissions for acquiring and servicing policies	12	(180)	—
Net change in deferred policy acquisition costs	12	112	20
Change in fair value of market risk benefit	16	(6)	12
Other reinsurance expenses		(14)	(4)
Operating expenses		(176)	(17)
Interest expense		(60)	(5)
Total benefits and expenses		(1,307)	(117)
Net income (loss) before income taxes		(104)	161
Income tax recovery (expense)	19	11	(5)
Net income (loss) for the period		$(93)	$156
Attributable to:
Class A exchangeable and Class B shareholders		1	2
Class C shareholders		(99)	154
Non-controlling interests		5	—
		$(93)	$156
Net income (loss) per class C share
Basic	21	$(3.09)	$6.54

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Note	2023	2022
Net income (loss)		$(93)	$156
Other comprehensive income (loss), net of tax
Equity accounted other comprehensive income (loss)		—	(17)
Net unrealized gain (loss) on available for sale securities		407	(269)
Foreign currency translation		(2)	3
Change in discount rate for future policyholder benefit liability		(178)	206
Change in instrument specific credit risk for market risk benefit		12	(6)
Defined benefit pension plan adjustment		1	—
Total other comprehensive income (loss)	22	240	(83)
Comprehensive income (loss)		$147	$73

Attributable to:
Class A exchangeable and Class B shareholders		1	2
Class C Shareholders		141	71
Non-controlling interests		5	—
		$147	$73
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders			Class C shareholders
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 2023 US$ MILLIONS	Share Capital	Retained earnings	Total	Share Capital	Retained earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Non-controlling interests	Total Equity
Balance as at January 1, 2023	$423	$9	$432	$1,467	$365	$(560)	$1,272	$8	$1,712
Changes in the period:
Net income	—	1	1	—	(99)	—	(99)	5	(93)
Other comprehensive loss	—	—	—	—	—	240	240	—	240
Comprehensive income (loss)	—	1	1	—	(99)	240	141	5	147
Other items:
Equity issuances	38	—	38		—	—	—	—	38
Dividends and distributions[1]	(1)	—	(1)	—	(67)	—	(67)	(4)	(72)
Other	(10)	—	(10)	10	—	3	13	—	3
Total change in the period	27	1	28	10	(166)	243	87	1	116
Balance as at March 31, 2023	$450	$10	$460	$1,477	$199	$(317)	$1,359	$9	$1,828
1.The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarter of 2023.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Class A exchangeable and Class B shareholders			Class C shareholders
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 2022 US$ MILLIONS	Share Capital	Retained earnings	Total	Share Capital	Retained earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Non-controlling interests	Total Equity
Balance as at January 1, 2022	$536	$3	$539	$963	$(106)	$(42)	$815	$—	$1,354
Changes in the period:
Net income	—	2	2	—	154	—	154	—	156
Other comprehensive loss	—	—	—	—	—	(83)	(83)	—	(83)
Comprehensive income (loss)	—	2	2	—	154	(83)	71	—	73
Other items:
Return of capital[1]	(2)	—	(2)	—	26	(5)	21	—	19
Total change in the period	(2)	2	—	—	180	(88)	92	—	92
Balance as at March 31, 2022	$534	$5	$539	$963	$74	$(130)	$907	$—	$1,446

1. The Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarters of 2022.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Operating activities
Net income for the year	$(93)	$156
Adjustments for non-cash items:
Accretion on investments and depreciation	(15)	3
Net losses (gains) on investments and derivatives	121	111
Investment credit losses (reversals)	5	(1)
Income from real estate partnerships, investment funds and corporations	(28)	(13)
Distributions from real estate partnerships, investment funds and corporations	36	—
Interest credited to policyholder account balances	140	—
Deferred income taxes	(13)	5
Changes in operating assets and liabilities:
Policyholder liabilities	461	(7)
Deposit liabilities	(53)	(1)
Reinsurance funds withheld	(233)	(136)
Deferred policy acquisition costs	(103)	(24)
Reinsurance recoverable	16	16
Prepaid reinsurance premiums	4	—
Accrued investment income	(11)	—
Liability for retirement benefits	(6)	0
Working capital and other	(30)	(32)
Cash flows from operating activities	198	77
Investing activities
Purchase of investments
Available-for-sale fixed maturity securities	(1,657)	(470)
Equity securities	(85)	(184)
Mortgage loans on real estate	(182)	(169)
Real estate and real estate partnerships	(89)	—
Investment funds	(149)	—
Policy loans	—	(192)
Short-term investments	(2,965)	(1,044)
Other invested assets	(445)	—
Proceeds from sales and maturities of investments
Available-for-sale fixed maturity securities	2,017	282
Equity securities	27	—
Mortgage loans on real estate	97	2
Real estate and real estate partnerships	—	—
Investment funds	19	(253)
Policy loans	—	—
Short-term investments	3,068	1,582
Other invested assets	307	83
Purchases of derivatives	(58)	—
Proceeds from sales and maturities of derivatives	—	94
Purchase of intangibles and property and equipment	(26)	—
Proceeds from sales of intangibles and property and equipment	14	—
Change in collateral held for derivatives	36	—
Other, net	(3)	—
Cash flows from investing activities	(74)	(269)
Financing activities
Distributions to common stockholders	—	(2)
Borrowings from external parties	338	85
Repayment of borrowings to external parties	(450)	(27)
Borrowings issued to reinsurance entities	—	118
Repayment of borrowings issued to reinsurance entities	—	(52)
Policyholders’ account deposits	725	—

Policyholders’ account withdrawals	(543)	—
Proceeds from repurchase agreement	30	108
Repayments of repurchase agreement	(14)	(108)
Cash flows from financing activities	86	122
Cash and cash equivalents
Cash and cash equivalents, beginning of period	2,145	393
Net change during the period	210	(70)
Foreign exchange on cash balances held in foreign currencies	(1)	—
Cash and cash equivalents, end of period	$2,354	$323

Supplementary cash flow disclosures
Cash taxes recovered	12	$—
Cash interest paid	49	—
Dividends and interest income received	77	26

NOTE 1. NATURE OF OPERATIONS
Brookfield Reinsurance Ltd. (“Brookfield Reinsurance” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company’s class A exchangeable shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol “BNRE”.
On June 28, 2021, Brookfield Corporation ("Brookfield") completed the spin-off of the Pension Risk Transfer business (the "Business") to the Company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the spin-off and has significant influence over the Company subsequent to the spin-off through its interests in the Company. The Business was transferred before spin-off, as part of the reorganization, and therefore the transactions were common control transactions.
In December 2022, the Company changed its name from Brookfield Asset Management Reinsurance Partners Ltd. to Brookfield Reinsurance Ltd. and changed its trading symbol from “BAMR” to “BNRE”. The Company’s operations are located primarily in Bermuda, the United States, Canada, and the Cayman Islands. The Company’s registered head office is Ideation House, 1st Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. ("NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”) and American National Group, LLC (“American National”).
The Company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business is presently conducted through our subsidiaries under three operating segments: Direct Insurance, Reinsurance, and PRT.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
The accompanying unaudited interim condensed consolidated financial statements ("financial statements") and notes thereto, including all prior periods presented, have been presented under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.

The financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has control. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, disclosure of contingent assets and liabilities during the reporting period.
Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are: fair value of certain financial assets, derivatives, allowances for credit losses, deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), goodwill and other intangibles, market risk benefits, future policy benefits, pension plans, income taxes including the recoverability of our deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Class A exchangeable shares: the Company’s equity interests include the class A exchangeable shares held by public shareholders. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the discretion of Brookfield), plus unpaid distributions. Each class A exchangeable share, held on the record date, has voting rights and is entitled to cast one vote at a meeting of shareholders of the Company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class A exchangeable shares rank in priority to the class C shares, they are not considered common stock of the Company.
Class B shares: the Company’s equity interests include the class B shares held by Brookfield Reinsurance Class B Partners. Subject to applicable law, quarterly cash distributions may be made in the form of a dividend or a capital reduction resulting in a return of capital or a combination thereof. Distributions on the class B shares will be paid, or in the case of a distribution made pursuant to a capital reduction, will be returned, in each case, at the same time and in the same amount per share as dividends on a Brookfield Class A Shares. The Brookfield Reinsurance Class B Partners are entitled to one vote on any matter and can cast one vote for each class B share held at the record date.
The class B shares are classified as equity instruments. The class B shares are issued capital of the Company and as a result are not adjusted for changes in market value. As class B shares rank in priority to the Class C shares, they are not considered common stock of the Company.
Class C shares: the Company’s equity interests include the class C shares held by Brookfield. The class C shares are non-voting shares that are entitled to the residual economic interest in the Company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares and subject to the prior rights of holders of the Preferred Shares.
The class C shares are classified as equity instruments. The class C shares are issued capital of the Company and as a result are not adjusted for changes in market value.
Preferred shares: on May 25, 2022, the Company issued 98,351,547 Class A Junior Preferred Shares, Series 1 (“preferred shares”), to Brookfield, for proceeds of $2.5 billion. Each preferred share is non-voting and is redeemable at $25 per share. On December 9, 2022, Brookfield Reinsurance issued 2,108,733 Class A Junior Preferred Shares, Series 2 ("preferred shares") for $53 million to Brookfield. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors.
The Class A Junior Preferred Shares are retractable by the holder, at par value together with an amount equal to all dividends accrued and unpaid, on demand, at any point on or after the seventh anniversary of the date of issue. The preferred shares are recognized as temporary equity on the unaudited condensed consolidated statements of financial position (“statements of financial position”) due to their redemption feature and are subsequently measured at accreted redemption value which is subject to a floor equal to the initial carrying amount. The dividends are recognized as a reduction of retained earnings on the unaudited condensed consolidated statements of changes in equity (“statements of equity”).
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
Transaction costs are recorded as operating expenses on the condensed consolidated statements of operations ("statements of operations").
Available-for-sale fixed maturity securities primarily include bonds, asset backed securities (“ABS”) and private debt. Available-for-sale fixed maturity securities, which may be sold prior to their contractual maturity, are designated as available-for-sale (“AFS”) and are carried at fair value with changes in fair value recognized in other comprehensive income.
For available-for-sale fixed maturity securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or will be required to sell the security before recovery of its amortized cost basis. If either of these criteria are met, the security’s amortized cost basis is written down to fair value through income in "Investment related gains (losses), net". For those that do not meet either indicated criteria, the Company evaluates whether the decline in fair value has resulted from credit loss or market factors. In making this assessment, management first calculates the extent to which fair value is less than amortized cost, and then may consider any changes to the rating of the security by a rating agency, and any specific conditions related to the security. If this qualitative assessment indicates that a credit loss exists, the present value of expected cash flows is compared to the amortized cost basis of the security. The net present value of the expected cash flows is calculated by discounting management’s best estimate of expected cash flows at the effective interest rate implicit in the available-for-sale fixed maturity security when acquired. If the present value of expected cash flows is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through income in "Investment related gains (losses), net" limited to the amount fair value is less than amortized cost. If the fair value is less than the net present value of its expected cash flows at the impairment measurement date, a non-credit loss exists which is recorded in other comprehensive income (loss) for the difference between the fair value and the net present value of the expected cash flows.
Additions to or releases of the allowance on all available-for-sale fixed maturity securities are reported in "Investment related gains (losses)" in the statements of operations.
Equity securities primarily include common stocks, preferred stocks and private equity. Equity securities are carried at fair value with changes in fair value recognized in earnings.
Mortgage loans on real estate are stated at amortized cost, which includes the unamortized principal, interest, discounts or premiums and deferred expenses, net of allowances for expected credit loss. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income, prepayment fees, and amortization of premiums and discounts and origination fees are reported in “Net investment income” in the statements of operations. However, interest ceases to accrue for loans on which interest is more than 90 days past due, when the collection of interest is not probable, or when a loan is in foreclosure. Income on impaired loans is reported on a cash basis. When collection of a loan becomes probable, it is placed back into accrual status. Cash receipts on impaired loans are recorded as a reduction of principal, interest income, expense reimbursement, or other manner in accordance with the loan agreement. In the statements of operations, gains and losses from the sale of loans and changes in allowances are reported in “Investment related gains (losses)”.
Mortgage loans are presented net of the Company's recorded allowance for expected credit loss, which represents the portion of amortized cost basis on mortgage loans that the Company does not expect to collect. In determining the Company’s allowance for credit losses, management: (i) pools and evaluates mortgage loans with similar risk characteristics, (ii) considers expected lifetime credit losses adjusted for prepayments and extensions, and (iii) considers past events, current economic conditions and forecasts of future economic conditions. The allowance is calculated quarterly for each property type based on inputs unique to each loan property type. The Company is using the discounted cash flow model to assess expected credit loss.

On an ongoing basis, mortgage loans with dissimilar risk characteristics (i.e., loans with significant declines in credit quality) and collateral dependent mortgage loans (i.e., when the borrower is experiencing financial difficulty, including when foreclosure is probable), may be evaluated individually for credit loss. The allowance for credit losses for loans evaluated individually is established using the same methodologies for the overall mortgage portfolio except for collateral dependent loans. The allowance for a collateral dependent loan is established as the excess of amortized cost over the estimated fair value of the loan’s underlying collateral, less selling cost when foreclosure is reasonably possible or probable. Accordingly, the change in the estimated fair value of collateral dependent loans is recorded as a change in the allowance for credit losses which is recorded on a quarterly basis as a charge or credit to earnings.
The Company’s mortgage loans are primarily originated and are not purchased in the secondary market; as such, the mortgage loans would not generally be subject to purchased credit deteriorated considerations.
Policy loans are carried at the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Real estate and real estate partnerships comprise of investment real estate, as well as real estate joint ventures and other limited partnerships.
Investment real estate including related improvements that are stated at cost less accumulate depreciation, depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated while it is classified as held-for-sale. The Company periodically reviews its investment real estate for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included as an adjustment to “Investment related gains (losses)” in the statements of operations. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks as well as other appraisal methods. Real estate acquired upon foreclosure is recorded at the lower of its cost or its estimated fair value at the date of foreclosure.
Real estate joint ventures and other limited partnership interests in which the Company has significant interest or influence over the investee’s operations without a controlling financial interest, are accounted for using the equity method of accounting. These investments are reported as “Real estate and real estate partnerships” in the statements of financial position. For certain joint ventures, the Company records its share of earnings using a lag methodology of one to three months when timely financial information is not available, and the contractual right does not exist to receive such financial information. In addition to the investees’ impairment analysis of their underlying investments, the Company routinely evaluates its investments in those investees for impairments. The Company considers financial and other information provided by the investee, other known information, and inherent risks in the underlying investments, as well as future capital commitments, in determining whether impairment has occurred. When an impairment is deemed to have occurred at the joint venture level, the Company recognizes its share as an adjustment to “Net investment income” to record the investment at its fair value. When an impairment results from the Company’s separate analysis, an adjustment is made through “Investment related gains (losses)” to record the investment at its fair value.
Investment funds are primarily comprised of various funds and corporate investment holdings for which the Company is not the primary beneficiary. The Company recognizes the share of the earnings in "Net investment income" under the equity method of accounting. Cash distributions are received from the earnings and from liquidation of underlying investments.
Short-term investments include highly liquid securities and other investments with original maturities of over 90 days and less than one year at the date of acquisition. Securities included within short-term investments are stated at fair value with amortized cost used as an approximation of fair value for certain investments.

Derivative instruments are carried at fair value and may be collateralized by counterparties; such collateral is restricted to the Company’s use. Derivative instruments are purchased to manage foreign currency exposure and other market risks associated with certain assets and liabilities. Derivative instruments are recorded at fair value on the acquisition date and subsequently revalued at fair value at each reporting date. Derivative instruments with positive values are recorded as derivative assets and negative fair values are reported as derivative liabilities in the statements of financial position. Changes in the fair value of derivatives are recorded in “Investment related gains (losses)” in the statements of operations. The Company does not apply hedge accounting treatment to its derivative instruments.
In some instances, the Company holds collateral to offset exposure from its counterparties relating to its derivative instruments. The Company elects to offset collateral that supports credit risk is reported in the statements of financial position.
Private loans are stated at amortized cost, net of allowances for expected credit loss.
Credit loss allowances for private loans are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Loans are evaluated on a pooled basis when they share similar risk characteristics; otherwise, they are evaluated individually.
Other invested assets are primarily comprised of derivatives instruments. Separately managed accounts and Federal Home Loan Bank stock are also included in other invested assets and are carried at cost or market value if available from the account manager. Other invested assets also include tax credit partnerships and mineral rights less allowance for depletion, where applicable.
Credit loss allowances The Company records an allowance for expected lifetime credit loss in earnings within investment related gains (losses), net, in an amount that represents the portion of the amortized cost basis of mortgage and private loans that the Company does not expect to collect, resulting in the loans being presented at the net amount expected to be collected. In determining the Company’s credit loss allowances, management applies significant judgment to estimate expected lifetime credit loss, including: (i) pooling loans that share similar risk characteristics, (ii) considering expected lifetime credit loss over the contractual term of its loans adjusted for expected prepayments and any extensions, and (iii) considering past events and current and forecasted economic conditions.
Reinsurance funds withheld are receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements in which the subsidiaries of the Company act as reinsurers. The receivable represents assets that are held in custodial accounts that are legally segregated from the third-party ceding companies’ general accounts and are managed by our subsidiaries. The assets are typically cash and cash equivalents and fixed income asset types. In the event of ceding companies' insolvency, the subsidiaries would need to assert a claim on the assets supporting the reserve liabilities. However, the subsidiaries have the ability to offset amounts owed to the ceding companies. Interest generally accrues on these assets based upon the investment earnings on the underlying investments. The subsidiaries are subject to the investment performance and have all economic rights and obligations on the funds withheld assets, in a fashion similar to the invested assets held directly by the subsidiaries. The underlying agreements contain embedded derivatives. Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the statements of financial position and presented within “Reinsurance funds withheld”. Changes in the fair value are included in the “Net investment results from funds withheld” in the statements of operations, as discussed in Derivative Instruments (Note 7).
Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The costs of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to thirty years.

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The ROU asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
The Company reviews its property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Intangible assets consist of capitalized costs of estimated fair value of computer software, distributor relationships, trade name and insurance licenses. Intangible assets are included in other assets within the statements of financial position.
Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization expense is primarily calculated using the straight-line amortization method.
The Company assesses the impairment of definite-lived intangible assets in accordance with its policy for the impairment of property and equipment. The Company assesses the impairment of indefinite-lived intangible assets in accordance with its policy for the impairment of goodwill.
(i)Distributor Relationships
The distribution assets reflect relationships American National has with third-party intermediaries that sell new business for the Company. These assets are valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The average useful life of distributor relationships is 19 years.
(ii)Trade Name
This represents American National's trade name and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is 10 years.
(iii)Insurance Licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
Deferred policy acquisition costs (“DAC”) are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to successfully acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
Insurance contracts are grouped by contract type and issue year into cohorts consistent with estimating the associated liability for future policy benefits. DAC is amortized on constant level basis for the grouped contracts over the expected term of the related contracts to approximate straight-line amortization. DAC will be amortized over the bases on a straight-line basis, all of which provide a constant level representation of contract term.

Product (s)	Amortization base
Traditional life products	Nominal face amount
Life contingent payout annuities	Annualized benefit amount in force
Health products	Original annual premium
Fixed deferred annuities, fixed indexed annuities, variable annuities	Policy count
Universal life products	Initial face amount

We review and update actuarial experience assumptions (such as mortality, surrenders, lapse, and premium persistency) serving as inputs to the models that establish the expected life for DAC and other actuarial balances during the third quarter of each year, or more frequently if evidence suggests assumptions should be revised. We make model refinements as necessary, and any changes resulting from these assumption updates are applied prospectively.
Amortization of DAC is included in the “Net change in deferred policy acquisition costs” on the statement of operations.
For short-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts. DAC for short-duration contracts is charged to expense in proportion to premium revenue recognized.
Value of business acquired (“VOBA”) is an intangible asset or liability resulting from a business combination that represents the difference between the policyholder liabilities measured in accordance with the acquiring company's accounting policies and the estimated fair value of the same acquired policyholder liabilities in-force at the acquisition date. VOBA can be either positive or negative. Positive VOBA is recorded in DAC. Negative VOBA occurs when the estimated fair value of in-force contracts in a life insurance company acquisition is less than the amount recorded as insurance contract liabilities, and is recorded in the "future policy benefits" in the statements of financial position.
VOBA is amortized on a straight-line basis over the remaining life of the underlying policies.
Reinsurance recoverables include the reinsurance receivables from cedants or reinsurers, and reinsurance recoverables from reinsurers.
In the normal course of business, the Company is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, the Company remains liable to its policyholders for the portion reinsured.
For long term duration contracts, reinsurance recoverables include amounts due from reinsurers for paid or unpaid claims, claims incurred but not reported or policy benefits and are presented net of a reserve for collectability. The Company cedes disability, medical and long-term care insurance as well as pension risk transfer contracts with significant insurance risk to other insurance companies through reinsurance.

For short term duration contracts, reinsurance recoverables are estimated amount due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses (“CAE”) and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under the non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of incurred but not reported ("IBNR") using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and the estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
Reinsurance receivables include amounts receivable from third party reinsurers and cedants which are expected to be settled within a year. Reinsurance receivables are short-term in nature, and their fair values approximate carrying value.
Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired, less any impairment of goodwill recognized. Goodwill is recognized when acquired.
Goodwill is not amortized but is tested for impairment at least annually. Goodwill is assessed for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of the reporting unit including goodwill may exceed the fair value.

Goodwill impairment is measured and recognized as the amount by which a reporting unit's carrying value, including goodwill, exceeds its fair value, not to exceed the carrying amount of goodwill of the reporting unit. There were no impairment adjustments made to goodwill for the period.
Goodwill is included within Other Assets in the statements of financial position.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.
Assets pledged as collateral: the Company receives and pledges collateral in respect to certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the statements of financial position as the Company retains all rights related to these assets.
Collateral received is not recognized in the statements of financial position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.
Collateralized borrowing transactions: Securities sold under repurchase agreements are collateralized borrowing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at amortized cost and are recorded at amounts at which the securities were initially sold.
The Company recognizes an asset in the statements of financial position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented as net in the statements of financial position when the criteria to offset are met.
Future policy benefits (“FPB”) is calculated as the present value of expected future policy benefits to be paid or on behalf of policyholders and certain related expenses, reduced by the present value of expected net premiums to be collected from policyholders. Principal assumptions used in the establishment of the FPB mortality, lapse, incidence, terminations, claim-related expenses, and other contingent events as appropriate to the respective product type. The Company groups contracts into annual cohorts based on product type and contract inception date for the purposes of calculating the liability for future policy benefits.
The Company updates its estimate of cash flows over the entire life of a group of contracts using actual historical experience and current future cash flow assumptions. The Company reviews cash flow assumptions, including assumptions for claim-related expenses annually in the third quarter. Assumption revisions will be reflected in the net premium ratio and FPB calculation in the quarter in which assumptions are revised. The change in the liability due to actual experience are recognized in "Claims and Policyholder benefits" in the statements of operations.

The Company measures the FPB at each reporting period using both the locked-in discount rate and the current discount rate curve. To determine the locked in-discount rate, the Company solves for a single scalar rate by cohort that is equivalent to the Bloomberg BVSC curve of single-A bond yields. For remeasurement at current discount rates, the prevailing forward curve of Bloomberg BVSC single-A bond yields is used. The same net premium ratio, calculated using the locked-in discount rate, will be used for both FPB measurements. The curve is derived by solving for the locked-in discount rate by calculating a moving monthly average of each point (i.e., tenor) on the Bloomberg BVSC curve. For certain long-tailed life insurance liabilities with expected future cash flows longer than the last observable tenor (30 years) the discount rate for future cash flows beyond 30 years will be held constant at the ultimate (30 year) observable forward rate. The difference between the updated carrying amount of the liability for future policy benefits measured using the current discount rate assumption and the original discount rate assumption is recognized in other comprehensive income during the period.
Should the present value of actual and future expected benefits less transition FPB balance exceed the present value of actual and future expected gross premiums, the net premium ratio will be capped at 100% and a gross premium FPB will be held. The immediate charge will be the amount by which the uncapped net premium ratio exceeds 100% times the present value of future expected gross premium. This assessment will be performed at the cohort level.
The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the consolidated statements of operations in the period in which the changes occur.
Deferred Profit Liability
For limited-payment products, gross premiums received in excess of net premiums are deferred at initial recognition as a deferred profit liability (“DPL”). Gross premiums are measured using assumptions consistent with those used in the measurement of the liability for future policy benefits, including discount rate, mortality, lapses and expenses.
The DPL is amortized and recognized as claims and policyholder benefits in proportion to expected future benefit payments from annuity contracts. Interest is accreted on the balance of the DPL using the discount rate determined at contract issuance. The Company reviews and updates its estimate of cash flows from the DPL at the same time as the estimates of cash flows for the liability for future policy benefits. When cash flows are updated, the updated estimates are used to recalculate the DPL at contract issuance. The recalculated DPL as of the beginning of the current reporting period is compared to the carrying amount of the DPL as of the beginning of the current reporting period, and any difference is recognized as either a charge or credit to premium revenue.
DPL is recorded in future policy benefits and included as a reconciling item within the disaggregated rollforwards.
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed. Changes in the fair value of the embedded derivative are included in the “Interest sensitive contract benefits” in the statements of operations, as discussed in Derivative Instruments (Note 7).
Liabilities for unpaid claims and claim adjustment expenses (“CAE”) are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process. Liabilities for unpaid claims and claim adjustment expenses for health and property and casualty insurance in included in “Policy and contract claims” in the statements of financial position.

Deposit liability: Reinsurance agreements that do not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk are accounted for as deposits. At initial recognition, the funds withheld or deposit liability is measured based on consideration paid or received, less any explicitly identified premiums or fees to be retained by the insurer or reinsurer. Any commission paid is recorded as a contra-liability offsetting the deposit liability and amortized to expense over the life of the agreements. The amount of the funds withheld or liability and any balances receivable from or payable to the cedant will be adjusted at subsequent reporting dates with the effective yield on the deposit to reflect actual payments to date and expected future payments with a corresponding credit or charge to interest sensitive contract benefits.
Market risk benefits (“MRB”), which are contracts or contract features that provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk, are measured at fair value, at the individual contract level. The periodic change in fair value is recognized in net income with the exception of the periodic change in fair value related to the instrument-specific credit risk, which is recognized in other comprehensive income. The Company classifies the Lifetime Income Rider (“LIR”) as an MRB. The LIR is a rider offering guaranteed minimum withdrawal benefits type benefits available on certain fixed indexed annuity products.
Total attributed fees will include explicit rider fees and will not be negative or exceed total contract fees and assessments collectible from the contract holder. There are only rider charges and surrender charges. Surrender charges will not be included in the fair value measurement, as surrender charges do not fund any future benefits. Cash flows are projected using risk-neutral scenarios generated by the Company.
The actuarial assumptions used in the MRB calculation are the Company's best estimate assumptions. Assumptions are adjusted to reflect fair value by applying a margin for non-hedgeable risk and an adjustment for own credit spread through the discount rate. The risk-free discount rate is the scenario specific US treasury rate.
Market risk benefits with positive values are recorded as other assets and negative fair values are reported as market risk benefit liabilities in the statements of financial position.
Structured entities: The Company invests a portion of its assets in structured entities that issue investments, such as debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts. The Company is the primary beneficiary of the variable returns of assets held within the entities as the investment manager for the structured entities is a related party and the Company has a significant economic interest in the structured entities. As a result, these entities are consolidated within the Company’s financial statements.
Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
Funds withheld liabilities represent the payable for amounts contractually withheld in accordance with reinsurance agreements where BAC acts as a cedant. While the assets in the funds withheld liabilities are legally owned by BAC, the reinsurer is subject to all investment performance and economic rights and obligations to the funds withheld assets similar to invested assets held directly by the reinsurer. BAC’s funds withheld liabilities balance includes cash and cash equivalents, fixed income securities and derivatives carried at fair value and is credited with premiums, investment income (loss), benefits payable and other expenses deducted as incurred at cost. Funds withheld liabilities are recorded in “Other liabilities” in the statement of financial position.
Reinsurance assumed: NER Ltd. closed a retrocession agreement on September 3, 2021 with a third-party insurance company to reinsure multi-year guarantee fixed annuities.
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco arrangements”). NER Ltd. generally has the right of offset on reinsurance contracts but has elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco arrangements are presented gross on the balance sheet. Since this treaty does not transfer significant insurance risk, it is recorded on a deposit method of accounting.
NER SPC closed a retrocession agreement on October 8, 2021, with an insurance company to reinsure fixed indexed annuities.

NER SPC assumes insurance contracts under Modco arrangements and Coinsurance. Changes in the interest sensitive contract liabilities, excluding deposits and withdrawals, are recorded in “Interest sensitive contract benefits” in the statements of operations. Expenses outside of account value, such as commissions and federal excise taxes, are included in “Other reinsurance expenses” in the statements of operations.
Participating insurance policies: for the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policy owners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.
It i included within Other policyholder funds in the statements of financial position.
Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in benefits are claims in excess of account balances returned to policyholders and interest credited to account balances.
Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Policyholder benefits are recorded in the statements of operations when they are due and incurred.
Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.
The Company uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.
In developing the investment return assumption, we relied on a model that utilizes the following factors:
•Current yield to maturity of fixed income securities
•Forecasts of inflation, GDP growth, and total return for each asset class
•Historical plan performance

•Target asset allocation
•Standard deviations and correlations related to historical and expected future returns of each asset class and inflation
The resulting assumption is the assumed rate of return for the plans' target asset allocation, net of investment expenses, and reflects anticipated returns of the plans' current and future assets.
Using this approach, the calculated return will fluctuate from year to year; however, it is the Company's policy to hold this long-term assumption relatively constant.
Interest income on investments measured at amortized cost is calculated using the effective interest method.
Dividend income is recognized when the right to receive payments is established.
Investment related gains (losses) include realized gains and losses on investments representing the difference between net sale proceeds and the purchase price, marked to market gains or losses on investments measuring the difference between the fair value of investments at the end of each reporting date and their purchase price, allowance of credit loss and foreign exchange gains (losses).
Investment upfront fees are considered to be loan origination fees and are capitalized as part of the carrying value of the loans and receivables as received and amortized over the life of the loans.
Net investment results from funds withheld include investment income on funds withheld investments and changes in the fair value of derivatives embedded in reinsurance contracts. Changes in the fair value of the embedded derivative are included in the net investment results from funds withheld in the statements of operations.
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each year.
Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the Company. To the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credit can be utilized, the deferred tax asset is not recognized.
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the financial statements. Deferred income tax liabilities are recognized for taxable temporary differences, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity, or the Company intends to settle its current tax assets and liabilities on a net basis in the case where there exists different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

Foreign currencies: the local currency of the Company’s foreign subsidiaries is deemed to be the functional currency of the country in which these subsidiaries operate. The financial statements of the Company’s foreign subsidiaries are translated into USD at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for the statements of operations.
The unrealized gains and losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments and included in accumulated other comprehensive income ("AOCI"). Changes in unrealized foreign currency translation adjustments are included in other comprehensive income (“OCI”). Gains and losses from foreign currency transactions are reported in "Net investment income" or "Net investment results from funds withheld" in the statements of operations.
Segments: in accordance with ASC 280 Operating Segments, the Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. Our operations were reorganized into three reportable segments: Direct Insurance, Reinsurance, and PRT (see Note 24).
Earnings per share: the holders of the class C shares are entitled to receive distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Total outstanding class C shares have been used to calculate basic earnings per share. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be common stock, and consequently earnings per share is not applicable to these classes of shares.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company's net income for the year, less distributions payable to class A exchangeable shareholders, class B shareholders and preferred shareholders, by the weighted average number of class C shares outstanding during the year.
Litigation contingencies: Existing and potential litigation is reviewed quarterly to determine if any adjustments to liabilities for probable losses are necessary. Reserves for losses are established whenever they are probable and reasonably estimable. If not one estimate within the range of possible losses is more probable than any other, a reserve is recorded based on the lowest amount of the range.
Adoption of new accounting standards
For long duration insurance contracts, ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition cost for long-duration contracts issued by insurers. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted LDTI effective January 1, 2023 with a transition date of January 1, 2021. Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. MRB are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. For MRB, full retrospective application is required. The Company has elected to apply a modified retrospective transition method for the liability for future policy benefits and DAC. Certain company subsidiary insurance companies either began writing business or was purchased by the Company during the transition period. Therefore, such companies LDTI adoption date was as of the business inception or purchase date.

The LDTI guidance is not prescriptive as to the appropriate level of aggregation for disclosures; however, amounts from different reportable segments cannot be aggregated. Factors considered in determining the level of aggregation for disclosures include the type of coverage, geography and market or type of customer. We have identified the following levels of aggregation for LDTI disclosures: direct insurance, reinsurance and PRT. The disclosures do not include levels of aggregation for insignificant balances. At transition as at January 1, 2021, the adoption of LDTI did not result in any material adjustments to retained earnings or future policy benefits liabilities.
Future Accounting policy changes
The Company has continued to assess the impacts of future accounting policy changes as below:

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting
The amendments in this guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance only applies to contracts, hedging relationships, and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform.

The amendments in this guidance are effective for all entities as of March 12, 2020, and will sunset through March 31, 2023, at which time the application of exceptions and optional expedients will no longer be permitted. The FASB is currently deliberating an ASU that would extend the sunset date through December 31, 2024

The inventory of LIBOR exposures has been completed and is primarily limited to floating rate bonds, alternative investments, and borrowings within joint venture investments. Certain contracts included in these categories matured prior to December 31, 2021, the start of LIBOR rates cessations. The transition from LIBOR is not expected to have a material impact to the Company's financial statements or Notes to the financial statements.

NOTE 3. INVESTMENTS IN AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS AT MAR. 31, 2023 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Carrying Value / Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	$148	$—	$(33)	$—	$115
U.S. states and political subdivisions	854	1	(16)	—	839
Foreign governments	393	1	(19)	—	375
Corporate debt securities	14,430	37	(711)	(13)	13,743
Residential mortgage-backed securities	130	—	(5)	—	125
Commercial mortgage-backed securities	419	5	(21)	—	403
Collateralized debt securities	978	15	(19)	(9)	965
Total investments in available-for-sale fixed maturity securities	$17,352	$59	$(824)	$(22)	$16,565

AS AT DEC. 31, 2022 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Carrying Value / Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	$148	$—	$(38)	$—	$110
U.S. states and political subdivisions	880	—	(25)	—	855
Foreign governments	353	1	(36)	—	318
Corporate debt securities	14,667	35	(1,136)	(24)	13,542
Residential mortgage-backed securities	133	—	(6)	—	127
Commercial mortgage-backed securities	422	5	(19)	—	408
Collateralized debt securities	1,291	9	(51)	(6)	1,243
Total investments in available-for-sale fixed maturity securities	$17,894	$50	$(1,311)	$(30)	$16,603
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$689	$682	$494	$489
Due after one year through five years	5,251	5,106	5,244	5,072
Due after five years through ten years	5,211	5,022	5,907	5,436
Due after ten years	6,201	5,755	6,249	5,606
Total	$17,352	$16,565	$17,894	$16,603
Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities, which are not due at a single maturity, have been presented based on the year of final contractual maturity.
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Proceeds from sales of available-for-sale fixed maturity securities	$2,017	$282
Gross realized gains	24	89
Gross realized losses	(59)	(91)
Gains and losses are determined using first-in-first-out of the securities sold. In addition, the Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $44 million and $45 million at March 31, 2023 and December 31, 2022, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $30 million and $51 million at March 31, 2023 and December 31, 2022, respectively.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS AT MAR. 31, 2023 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	19	$(1)	$37	19	$(32)	$74	38	$(33)	$111
U.S. states and political subdivisions	483	(16)	718	—	—	—	483	(16)	718
Foreign governments	46	(4)	303	23	(15)	55	69	(19)	358
Corporate debt securities	1,472	(486)	11,075	412	(219)	1,330	1,884	(705)	12,405
Residential mortgage-backed securities	46	(5)	124	—	—	—	46	(5)	124
Commercial mortgage-backed securities	36	(7)	264	39	(14)	129	75	(21)	393
Collateralized debt securities	90	(24)	720	16	(1)	24	106	(25)	744
Total	2,192	$(543)	$13,241	509	$(281)	$1,612	2,701	$(824)	$14,853

	Less than 12 months			12 months or more			Total
AS AT DEC. 31, 2022 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value	Number of issues	Gross Unrealized Losses	Fair Value
Available-for-sale fixed maturity securities
U.S. treasury and government	41	$(36)	$104	5	$(2)	$4	46	$(38)	$108
U.S. states and political subdivisions	579	(25)	824	—	—	—	579	(25)	824
Foreign governments	13	(23)	258	11	(13)	25	24	(36)	283
Corporate debt securities	1,534	(944)	10,931	251	(192)	912	1,785	(1,136)	11,843
Residential mortgage-backed securities	46	(6)	93	—	—	—	46	(6)	93
Commercial mortgage-backed securities	62	(14)	231	12	(5)	29	74	(19)	260
Collateralized debt securities	82	(50)	762	12	(1)	17	94	(51)	779
Total	2,357	$(1,098)	$13,203	291	$(213)	$987	2,648	$(1,311)	$14,190

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on bonds available-for-sale where an allowance for credit loss was not recorded were concentrated in the Company's available-for-sale fixed maturity securities within the transportation sector.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three months ended March 31, 2023. There were no accumulated credit losses on January 1, 2022 and no credit losses incurred during the three months ended March 31, 2022.

FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	U.S. State and Political Subdivisions	Corporate Debt Securities	Collateralized Debt Securities	Total
Balance at January 1, 2023	$(1)	$(23)	$(5)	$(29)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(1)	(5)	(6)
Reductions for securities sold during the period	1	12	2	15
Allowance on securities that had an allowance recorded in a previous period	—	(1)	(1)	(2)
Balance at March 31, 2023	$—	$(13)	$(9)	$(22)
No accrued interest receivables were written off as of March 31, 2023.

NOTE 4. EQUITY SECURITIES
The components of the change in net gains (losses) on equity securities recognized in net investment related gains (losses) on the statements of operations are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Unrealized gains (losses) on equity securities	$(89)	$(50)
Net gains (losses) on equity securities	$(89)	$(50)

Equity securities by market sector distribution are shown below, based on fair value:

US$ MILLIONS	March 31, 2023	December 31, 2022
Consumer goods	6.0%	5.0%
Energy and utilities	3.0%	3.0%
Finance	70.0%	66.0%
Healthcare	2.0%	5.0%
Industrials	1.0%	2.0%
Information technology	18.0%	14.0%
Other	—%	5.0%
Total	100.0%	100.0%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
Generally, commercial mortgage loans are secured by first liens on income-producing real estate. Non-accrual balances are those more than 90 days past due. The age analysis of loans by property type is shown below:

AS AT MAR. 31, 2023 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$915	$—	$915	15%
Hotel	1,105	—	1,105	18%
Industrial	1,059	—	1,059	18%
Office	1,088	27	1,115	19%
Parking	418	—	418	7%
Retail	869	—	869	14%
Storage	120	—	120	2%
Other	414	—	414	7%
Total	$5,988	$27	$6,015	100%
Allowance for credit losses			(52)
Total, net of allowance			$5,963

AS AT DEC. 31, 2022 US$ MILLIONS	Current	Non-accrual	Total	Percentage
Apartment	$907	$—	$907	15%
Hotel	1,114	—	1,114	19%
Industrial	1,050	—	1,050	18%
Office	1,160	27	1,187	20%
Parking	420	—	420	7%
Retail	874	—	874	15%
Storage	120	—	120	2%
Other	257	—	257	4%
Total	$5,902	$27	$5,929	100%
Allowance for credit losses			(41)
Total, net of allowance			$5,888
Allowance for Credit Losses

The rollforward of the allowance for credit losses for mortgage loans is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Balance at January 1	$(41)	$(1)
Net changes in loan loss allowance	(11)	(2)
Balance at March 31	$(52)	$(3)

The asset and allowance balances for credit losses for mortgage loans by property-type are shown below:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Asset Balance	Allowance	Asset Balance	Allowance
Apartment	$915	$(4)	$907	$(1)
Hotel	1,105	(8)	1,114	(6)
Industrial	1,059	(4)	1,050	(4)
Office	1,115	(23)	1,187	(17)
Parking	418	(5)	420	(6)
Retail	869	(4)	874	(4)
Storage	120	—	120	(2)
Other	414	(4)	257	(1)
Total	$6,015	$(52)	$5,929	$(41)

Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by property-type are shown below:

AS AT MAR. 31, 2023 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2023	2022	2021	2020	2019	Prior	Total
Apartment	$—	$359	$178	83	$126	$169	$915
Hotel	35	216	135	39	77	603	1,105
Industrial	—	290	172	185	120	292	1,059
Office	—	137	9	24	46	899	1,115
Parking	—	54	29	3	13	319	418
Retail	—	265	118	59	30	397	869
Storage	—	8	21	36	23	32	120
Other	143	134	45	—	17	75	414
Total	$178	$1,463	$707	$429	$452	$2,786	$6,015
Allowance for credit losses							(52)
Total, net of allowance							$5,963
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company's policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. At March 31, 2023, two commercial loans were past due over 90 days or in non-accrual status.

NOTE 6. REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amount of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS AT US$ MILLIONS, EXCEPT FOR PERCENTAGES	March 31, 2023		December 31, 2022
	Amount	Percentage	Amount	Percentage
Hotel	$87	8%	$77	7%
Industrial	162	15%	168	16%
Land	49	4%	48	5%
Office	289	26%	243	23%
Retail	211	19%	212	21%
Apartments	249	22%	254	25%
Other	60	6%	34	3%
Total	$1,107	100%	$1,036	100%
The Company regularly invests in real estate partnerships and frequently participates in the design with the sponsor, but in most cases, its involvement is limited to financing. Some of these partnerships have been determined to be variable interest entities (“VIEs”). In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The assets of the consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as the Company’s obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to the VIEs in the form of liquidity arrangements, guarantees, or other commitments to third-parties that may affect the fair value or risk of its variable interest in the VIEs in March 31, 2023 or December 31, 2022.

The assets and liabilities relating to the VIEs included in the condensed consolidated financial statements are as follows:

US$ MILLIONS	March 31, 2023	December 31, 2022
Real estate and real estate partnerships	$139	$124
Available-for-sale fixed maturity securities	478	346
Equity securities, at fair value	1	84
Investment funds	1,264	1,175
Mortgage loan	65	44
Private loans	560	390
Cash and cash equivalents	45	153
Other assets	93	77
Total assets of consolidated VIEs	$2,645	$2,393
Notes payable	184	151
Other liabilities	1,193	2,230
Total liabilities of consolidated VIEs	$1,377	$2,381

The notes payable in the statements of financial position pertain to the borrowings of the consolidated VIEs. The liability of the Company relating to notes payable of the consolidated VIEs is limited to the amount of its direct or indirect investment in the respective ventures, which totaled $10 million and $11 million at March 31, 2023 and December 31, 2022, respectively.

For other unconsolidated real estate partnership VIEs, the Company is not the primary beneficiary as major decisions impacting the economic activities of the VIE require consent from both partners. The Company accounts for its interests in such VIEs using the equity method when it has significant influence over the operating and financing policies of these investees. The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs follows:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Real estate and real estate partnerships	$307	$307	$317	$317
Mortgage loans on real estate	590	590	601	601
Accrued investment income	2	2	2	2
Total	$899	$899	$920	$920
The Company’s total investment in investment funds, real estate partnerships, and other partnerships of which substantially all are limited liability companies (“LLCs”) or limited partnerships as at March 31, 2023 and December 31, 2022, was $1.8 billion and $1.7 billion, respectively.

NOTE 7. DERIVATIVE INSTRUMENTS
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, bond futures, options, cross currency swaps, interest rate swaps and warrants. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. These options are not designated as hedging instruments for accounting purposes under GAAP. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity- indexed embedded derivative. Derivative financial instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes. Please reference Note 2(k) for further information on derivative investments.

Foreign exchange forwards, options, cross currency swaps, interest rate swaps and warrants are over-the-counter (OTC) contractual agreements negotiated between counterparties. Futures contracts are traded on an organized market and are contractual obligations to buy or to sell a financial instrument at a predetermined future time at a given price.

The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative financial instruments which have a positive value, should the counterparty default.

Derivatives, except for embedded derivatives, are included in Other invested Assets or Other Liabilities, at fair value. Embedded derivative assets and liabilities on Modco arrangements and embedded derivative liabilities on indexed annuity and variable annuity products are included on the statements of financial position within the Reinsurance Funds Withheld, and Policyholders’ Account Balances lines respectively, at fair value.

The detail of derivative instruments is shown below:

		Location in the Consolidated Statements of Financial Position	March 31, 2023			December 31, 2022
US$ MILLIONS	Primary underlying risk		Notional Amount	Gross Fair Value		Notional Amount	Gross Fair Value
Derivatives not designated as hedging instruments				Assets	Liabilities		Assets	Liabilities
Equity-indexed options	Equity	Other invested assets	$7,739	$222	$—	$7,452	$157	$—
Foreign exchange forwards	Foreign Currency	Other invested assets	2,220	24	(7)	2,630	7	(12)
Bond futures	Interest Rate	Other invested assets	1,777	19	—	1,504	—	(25)
Cross currency swaps	Foreign Currency	Other invested assets	17	1	—	17	1	—
Interest rate swaps	Interest Rate	Other invested assets	12	1	—	15	1	—
Embedded derivatives in:
Modco arrangement	Interest rate	Reinsurance funds withheld		99	—	—	151	—
Indexed annuity and variable annuity product	Interest rate	Policyholder account balances		—	(965)	—	—	(907)
			$11,765	$366	$(972)	$11,618	$317	$(944)

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Locations in the Consolidated Statements of Operations	2023	2022
Derivatives not designated as hedging instruments		Gains (Losses) Recognized in Income on Derivatives
Equity-indexed options	Investment related gains (losses), net	$25	$—
Foreign exchange forwards	Investment related gains (losses), net	(4)	130
Bond futures	Investment related gains (losses), net	15	(3)
Embedded derivatives in:
Modco arrangement	Net investment results from funds withheld	(37)	18
Indexed annuity and variable annuity product	Interest sensitive contract benefits	4	3

The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to collateral that supports credit risk and has been recorded in the condensed consolidated statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for excess collateral.
Information regarding the Company’s exposure to credit loss on the derivatives it holds is presented below:

AS AT MAR. 31, 2023 US$ MILLIONS			Collateral Held in Invested Assets		Collateral Amounts Used to Offset Exposure
Derivative Type	Derivative Fair Value	Collateral Held in Cash		Total Collateral Held		Excess Collateral	Exposure Net of Collateral
Equity-indexed options	$222	$135	$21	$156	$156	$—	$66
Foreign exchange forwards	17	—	—	—	—	—	17
Bond futures	19	—	—	—	—	—	19
Cross currency swaps	1	—	—	—	—	—	1
Interest rate swaps	1	—	—	—	—	—	1
	$260	$135	$21	$156	$156	$—	$104
1.Our PRT business had $85 million collateral held in cash and invested assets at March 31, 2023 that are not offset against its derivative contracts.

AS AT DEC. 31, 2022 US$ MILLIONS			Collateral Held in Invested Assets		Collateral Amounts Used to Offset Exposure
Derivative Type	Derivative Fair Value	Collateral Held in Cash		Total Collateral Held		Excess Collateral	Exposure Net of Collateral
Equity-indexed options	$157	$101	$20	$121	$121	$—	$36
Foreign exchange forwards	(5)	—	—	—	—	—	(6)
Bond futures	(25)	—	—	—	—	—	(25)
Cross currency swaps	1	—	—	—	—	—	1
Interest rate swaps	1	—	—	—	—	—	1
	$129	$101	$20	$121	$121	$—	$7
1.Our PRT business had $81 million collateral held in cash and invested assets as at December 31, 2022 that are not offset against its derivative contracts.

NOTE 8. NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS
Net investment income is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Available-for-sale fixed maturity securities	$204	$23
Equity securities	1	2
Mortgage loans	73	4
Private loans	13	7
Real estate and real estate partnerships	19	—
Investment funds	19	16
Short-term investments	40	—
Other invested assets	31	4
Total	$400	$56

Net unrealized and realized investment gains (losses) are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Available-for-sale fixed maturity securities
Change in allowance for credit losses and impairments	$7	$—
Realized gains on disposals	24	89
Realized losses on disposals	(59)	(91)
Net gains (losses) on equity securities	(89)	(50)
Change in allowance for credit losses on mortgage loan	(11)	(1)
Change in fair value of other invested assets and short-term investments	(14)	(47)
Net gains (losses) on derivatives	36	128
Total investment related gains (losses), net	$(106)	$28

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	March 31, 2023		December 31, 2022
US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$16,565	$16,565	$16,603	$16,603
Equity securities	1,159	1,159	1,253	1,253
Mortgage loans on real estate, net of allowance	5,963	5,586	5,888	5,637
Private loans	1,199	1,056	1,144	1,086
Investment funds	1,757	1,757	1,396	1,396
Policy loans	376	376	374	374
Real estate and real estate partnerships	1,107	1,107	1,036	1,036
Short-term investments	2,635	2,635	2,402	2,402
Separate account assets	1,098	1,098	1,045	1,045
Other invested assets:
Derivative assets	110	110	44	44
Separately managed accounts	128	128	127	127
Other	88	88	40	40
Reinsurance funds withheld	6,004	6,004	5,806	5,806
Total financial assets	$38,189	$37,669	$37,158	$36,849
Financial liabilities
Policyholders’ account balances – embedded derivative	$965	$965	$907	$907
Market risk benefits	119	119	124	124
Other liabilities:
Derivative liabilities	7	7	38	38
Funds withheld liabilities	10	10	10	10
Notes payable	184	184	151	151
Corporate and Subsidiary Borrowings	3,542	3,528	3,652	3,625
Separate account liabilities	1,098	1,098	1,045	1,045
Total financial liabilities	$5,925	$5,911	$5,927	$5,900
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction at the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect The Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Financial Instruments Recorded at Fair Value

Available-for-sale Fixed Maturity Securities and Equity Options — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by The Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.

The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.

For securities priced using a quote from an independent pricing source, such as the equity-indexed options and certain available-for-sale fixed maturity securities, The Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity Securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates would be disclosed as Level 2 measurements. The Company tests the accuracy of the information provided by reference to other services annually.

Short-term Investments — Short-term investments are primarily commercial paper rated A2 or P2 or better by Standard & Poor's and Moody's, respectively. Commercial paper is carried at amortized cost which approximates fair value. These investments are classified as Level 2 measurements.

Separate Account Assets and Liabilities — Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of The Company. Separate account assets include funds representing the investments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from The Company’s general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, The Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the condensed consolidated statements of operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of The Company.

The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process.

The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.

No gains or losses were recognized on assets transferred to separate accounts for the three months ended March 31, 2023 and 2022, respectively.

Reinsurance Funds Withheld — Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
Market Risk Benefits are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. The MRBs are valued using stochastic models that incorporate a spread reflecting our nonperformance risk.

Derivative Assets/Derivative Liabilities
•Foreign currency forward contracts — discounted cash flow model — forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts - discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

•Warrants – intrinsic value based on the difference between strike prices and the unadjusted quoted prices of underlying equity investments in active markets.

Embedded Derivatives — The amounts reported within policyholder contract deposits include equity linked interest crediting rates based on the S&P 500 within indexed annuities and indexed life. The following unobservable inputs are used for measuring the fair value of the embedded derivatives associated with the policyholder contract liabilities:
•Lapse rate assumptions are determined by company experience. Lapse rates are generally assumed to be lower during a contract’s surrender charge period and then higher once the surrender charge period has ended. Decreases to the assumed lapse rates generally increase the fair value of the liability as more policyholders persist to collect the crediting interest pertaining to the indexed product. Increases to the lapse rate assumption decrease the fair value.
•Mortality rate assumptions vary by age and gender based on company and industry experience. Decreases to the assumed mortality rates increase the fair value of the liabilities as more policyholders earn crediting interest. Increases to the assumed mortality rates decrease the fair value as higher decrements reduce the potential for future interest credits.
•Equity volatility assumptions begin with current market volatilities and grow to long-term values. Increases to the assumed volatility will increase the fair value of liabilities, as future projections will produce higher increases in the linked index.

Fair values of indexed life and annuity liabilities are calculated using the discounted cash flow technique. Shown below are the significant unobservable inputs used to calculate the Level 3 fair value of the embedded derivatives within policyholder contract deposits (in millions, except range percentages):

	Fair Value
AS AT MAR. 31, 2023 US$ MILLIONS	March 31, 2023	December 31, 2022	Unobservable Input
Embedded derivative
Indexed Annuities and indexed life	$965	$907	Lapse Rate
			Mortality Multiplier
			Equity Volatility

Funds withheld liabilities— Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The fair value hierarchy measurements of the financial instruments are shown below:

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at March 31, 2023
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$115	$41	$74	$—
U.S. states and political subdivisions	839	—	839	—
Foreign governments	375	—	375	—
Corporate debt securities	13,744	—	12,200	1,544
Residential mortgage-backed securities	125	—	125	—
Commercial mortgage-backed securities	403	—	403	—
Collateralized debt securities	964	—	600	364
Total available-for-sale fixed maturity securities	16,565	41	14,616	1,908
Equity securities
Common stock	996	878	—	118
Preferred stock	96	56	—	40
Private equity and other	67	—	—	67
Total equity securities	1,159	934	—	225
Short-term investments	2,635	1,096	—	1,539
Separate account assets	1,059	336	723	—
Other invested assets:
Derivative assets	109	19	79	11
Reinsurance funds withheld	6,004	—	6,004	—
Total financial assets	$27,531	$2,426	$21,422	$3,683
Financial liabilities
Policyholders’ account balances – embedded derivative	965	—	181	784
Market risk benefit	119	—	—	119
Other liabilities:
Derivative liabilities	7	—	7	—
Funds withheld liabilities	10	—	10	—
Separate account liabilities	1,059	336	723	—
Total Financial liabilities	$2,160	$336	$921	$903

	Assets and Liabilities Carried at Fair Value by Hierarchy Level at December 31, 2022
US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities
U.S. treasury and government	$110	$40	$70	$—
U.S. states and political subdivisions	855	—	855	—
Foreign governments	318	—	318	—
Corporate debt securities	13,778	—	13,045	733
Residential mortgage-backed securities	127	—	127	—
Commercial mortgage-backed securities	408	—	408	—
Collateralized debt securities	1,007	—	561	446
Total available-for-sale fixed maturity securities	16,603	40	15,384	1,179
Equity securities
Common stock	1,156	989	—	167
Preferred stock	75	36	—	39
Private equity and other	22	—	—	22
Total equity securities	1,253	1,025	—	228
Short-term investments	2,402	1,160	—	1,242
Separate account assets	1,013	314	699	—
Other invested assets:
Derivative assets	44	—	43	1
Reinsurance funds withheld	5,806	—	5,806	—
Total financial assets	$27,121	$2,539	$21,932	$2,650
Financial liabilities
Policyholders’ account balances – embedded derivative	907	—	181	726
Market risk benefit	124	—	—	124
Other liabilities:
Derivative liabilities	38	25	13
Funds withheld liabilities	10	—	10	—
Separate account liabilities	1,013	314	699	—
Total Financial liabilities	$2,092	$339	$903	$850
There were no transfers between Level 1 and Level 2 fair value hierarchies during the periods presented. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

Equity-Index Options — Certain over the counter equity options are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility and forward price/dividend assumptions. Other primary inputs include interest rate assumptions (risk-free rate assumptions), and underlying equity quoted index prices for identical or similar assets in markets that exhibit less liquidity relative to those markets.

Available-for-sale fixed maturity Securities — These bonds use cost as the best estimate of fair value. They are valued at cost because the value would not change unless there is a fundamental deterioration in the portfolio. There is no observable market valuation price or third-party sources that provide market values for these securities since they are not publicly traded. The common and preferred stock are valued at market transaction, option pricing method, or guideline public company method based on the best available information.

Separately Managed Accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

Fair Value Information About Financial Instruments Not Recorded at Fair Value

Information about fair value estimates for financial instruments not measured at fair value is discussed below:

Mortgage Loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.

Separately Managed Accounts — The amounts reported in separately managed accounts consist primarily of notes and private equity. These investments are private placements and do not have a readily determinable fair value. The carrying value of the separately managed accounts is cost or market value, if available from the separately managed account manager. Market value is provided by the separately managed account manager in subsequent quarters. The Company believes that cost approximates fair value at initial recognition during the quarter of investment.

Policy Loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, as such the carrying value of policy loans approximates fair value.

Corporate and Subsidiary Borrowings — Corporate and Subsidiary Borrowings are carried at outstanding principal balance. The carrying value approximates fair value because the carrying value represents the amount owing and payable to the creditor at the balance sheet date.

Notes Payable — Notes payable are carried at outstanding principal balance. The carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the balance sheet date.

The carrying value and estimated fair value of financial instruments not recorded at fair value on a recurring basis are shown below:

AS AT MAR. 31, 2023 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$5,963	$5,586
Private loans, net of allowance	3	1,199	1,056
Policy loans	3	376	376
Separately managed accounts	3	128	128
Other invested assets, excluding derivatives and separately managed accounts	3	88	88
Total financial assets		$7,754	$7,234
Financial liabilities
Corporate and Subsidiary Borrowings	3	$3,542	$3,528
Notes payable	3	184	184
Total financial liabilities		$3,726	$3,712

AS AT DEC. 31, 2022 US$ MILLIONS	FV Hierarchy Level	Carrying Amount	Fair Value
Financial assets
Mortgage loans on real estate, net of allowance	3	$5,888	$5,637
Private loans, net of allowance	3	1,144	1,086
Policy loans	2	374	374
Separately managed accounts	3	127	127
Other invested assets, excluding derivatives and separately managed accounts	3	40	40
Total financial assets		$7,573	$7,264
Financial liabilities
Corporate and Subsidiary Borrowings	3	$3,652	$3,625
Notes payable	3	151	151
Total financial liabilities		$3,803	$3,776

For financial instruments measured at fair value on a recurring basis using Level 3 inputs during the period, a reconciliation of the beginning and ending balances is shown below:

	Assets
FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Investment Securities	Derivative Assets
Beginning balance	$2,649	$1
Net gain included in net investment income	1	(11)
Net change included in interest sensitive contract benefits
Net fair value change included in other comprehensive income	77	—
Purchases, sales and settlements or maturities
Purchases	1,256	30
Sales	(311)	—
Settlements or maturities	—	(9)
Premiums less benefits	—	—
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Ending balance at March 31, 2023	$3,672	$11

Assets
FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Investment Securities
Beginning balance	$107
Net gain included in net investment income	—
Net change included in interest sensitive contract benefits	—
Net fair value change included in other comprehensive income	1
Ending balance at March 31, 2022	$108

The following summarizes the fair value, valuation techniques and unobservable inputs of the Level 3 fair value measurements:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs
Equity-index Option	Heston and Black-Scholes Valuation models	• Interest rate (risk-free rate assumptions) • Underlying equity quoted index prices
Available-for-sale fixed maturity securities	Corporate debt securities • Discounted cash flows (yield analysis) • Income approach • Price at cost	Corporate debt securities • Contractual cash flows • Duration • Call provisions • Weighted-average life • Risk premium • Coupon rate
	Collateralized debt securities • Broker quotes • Income approach	Collateralized debt securities • Contractual cash flows • Weighted-average coupon and maturity • Collateral type • Loss severity • Geography
Common shares, preferred shares and private equity	• Broker quotes • Income approach • Current Value Method ("CVM") • Guideline public company method[1]	• Security structure • Last Twelve Months ("LTM") Revenue Multiple[3] • Next Calendar Year ("NCY") Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM EBITDA Multiple[2]
Separately managed accounts	Common Stock and Warrants • Guideline public company method uses price multiples from data on comparable public companies. • Option pricing method • CVM	Common Stock and Warrants • NCY Multiple • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2] • Term • Volatility • Discount for lack of marketability ("DLOM")
	Preferred Stock • Guideline public company method uses price multiples from data on comparable public companies. • CVM	Preferred Stock • NCY Revenue Multiple[5] • NCY +1 EBITDA Multiple[4] • LTM Revenue Multiple[3] • LTM EBITDA Multiple[2]
	Fixed Income • Discounted cash flows (yield analysis) • market transactions approach • CVM • Cost	Fixed Income • Discount rate • NCY EBITDA
1.Guideline public company method uses price multiples from data on comparable public companies. Multiples are then adjusted to account for differences between what is being valued and comparable firms.
2.Last Twelve Months (“LTM”) EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12-month period.
3.LTM Revenue Multiple valuation metric shows revenue for the past 12-month period.
4.Next Calendar Year (“NCY”) EBITDA Multiple is the forecasted EBITDA expected to be achieved over the next calendar year.
5.NCY Revenue forecast revenue over the next calendar year.

NOTE 10. REINSURANCE
NER SPC and NER Ltd. are the reinsurers of the Company's operation. The reinsurance transactions are majorly structured as Modco arrangements with reinsurance funds withheld.
The following table summarized the Company's reinsurance funds withheld, deposit liability, policyholders' account balances and embedded derivatives by accounting classification related to its reinsurance business.

AS AT MAR. 31, 2023 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,600	$4,305	$5,905
Embedded derivatives	17	82	99

Liability
Policyholders' account balance	$—	$6,057	$6,057
Embedded derivatives	—	181	181
Deposit liability	1,643	—	1,643

AS AT DEC. 31, 2022 US$ MILLIONS	Deposit accounting	Interest sensitive investment type	Total
Asset
Reinsurance funds withheld, net	$1,603	$4,049	$5,652
Embedded derivatives	17	137	154

Liability
Policyholders' account balance	$—	$5,651	$5,651
Embedded derivatives	—	181	181
Deposit liability	1,657	—	1,657
The Company reinsures its business through a diversified group of reinsurers. However, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers.

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Premiums:
Direct premiums	$1,087	$109
Reinsurance ceded	(287)	—
Net premiums	800	109

Claims and policyholder benefits:
Claims incurred and benefits paid	840	86
Reinsurance ceded	(98)	19
Net claims incurred and benefits paid	$742	$105

NOTE 11. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company's separate account assets and liabilities:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023
Balance, beginning of period	$1,045
Additions (deductions)
Policyholder deposits	21
Net investment income	9
Net realized capital gains on investments	52
Policyholder benefits and withdrawals	(25)
Net transfer to or from separate account	(1)
Policy charges	(3)
Total changes	53
Balance, end of period	$1,098
There were no separate account assets and liabilities for the prior year quarter ended March 31, 2022.

NOTE 12. DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following table presents a rollforward of deferred acquisition costs and value of business acquired for the periods indicated:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$668	$927	$1,595
Additions	176	79	255
Amortization	(132)	(15)	(147)
Net change	44	64	108
Balance, end of period	$712	$991	$1,703

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Reinsurance	Total
Balance, beginning of period	$710	$710
Additions	40	40
Amortization	(12)	(12)
Net change	28	28
Balance, end of period	$738	$738

On May 25, 2022, American National was acquired by a wholly-owned subsidiary of the Company. The acquisition of American National resulted in a VOBA intangible asset of $522 million and an intangible liability of $884 million. The accumulated amortization expense of VOBA is approximately $141 million. The following table presents a rollforward of VOBA for the periods indicated:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	VOBA Asset	VOBA Liability
Balance, beginning of period	$404	$884
Amortization	(37)	(13)
Balance, end of period	$367	$871
The following table provides the projected VOBA amortization expenses for a five-year period and thereafter:

Years	VOBA Asset	VOBA Liability
2023	$71	$53
2024	31	51
2025	28	48
2026	25	46
2027	23	43
Thereafter	226	643
Total amortization expense (credit)	$404	$884

NOTE 13. ACQUISITION OF BUSINESS
On May 25, 2022, the Company acquired American National. American National offers a broad portfolio of insurance products, including individual and group life insurance, annuities, health insurance, and property and casualty insurance. Under the terms of the Merger Agreement, the Company acquired 100% of all American National issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The consideration was all cash. The company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes. As part of re-assessing the provisional valuations of certain assets, such as intangible assets and goodwill, and certain liabilities, an adjustment was made to reflect the final value of one of our insurance products, with an increase to deferred tax asset and future policy benefits of $5 million and $4 million, respectively, as well as a decrease of $20 million to deferred policy acquisition costs, with a corresponding increase to goodwill for $19 million. The valuation will be finalized in the second quarter of 2023. The updated fair value of assets acquired and liabilities as of March 31, 2023 assumed are as follows:

Total consideration transferred for the acquisition	$5,107
Assets acquired
Cash and cash equivalents	1,021
Investments	22,519
Accrued investment income	101
Reinsurance recoverables	45
Premiums due and other receivables	437
Deferred tax assets	374
Property and equipment	175
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs and value of business acquired	551
Reinsurance assets	410
Investment properties	541
Other assets	198
Separate account assets	1,123
Total assets acquired	29,046
Liabilities assumed	—
Future policy benefits	5,337
Policyholders' account balances	13,880
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	324
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities assumed	24,050
Less: Non-controlling interest	(10)
Net assets acquired	4,986
Goodwill	$121

NOTE 14. FUTURE POLICY BENEFITS
The reconciliation of the balances described int the table below to the future policy benefits in the statements of financial position is as follows.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Liability of future policy benefits
Direct Insurance	3,418	3,136
Pension Risk Transfer	3,045	2,998
Deferred profit liability
Direct Insurance	33	24
Pension Risk Transfer	163	109
Other contracts and VOBA	1,690	1,699
Total future policy benefits	$8,349	$7,966

a.Future Policy Benefits
The balances and changes in the liability for future policy benefits are as follows:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Present value of Expected Net Premiums
Balance at current discount rate, beginning of period	$3,773	$—	$3,773
Beginning balance at original discount rate	4,087	—	4,087
Effect of changes in cash flow assumptions	12	—	12
Effect of actual variances from expected experience	(14)	—	(14)
Adjusted beginning of period balance	4,085	—	4,085
Issuances	194	—	194
Interest accrual	28	—	28
Net premiums collected	(254)	—	(254)
Ending balance at original discount rate	4,053	—	4,053
Effect of changes in discount rate assumptions	(182)	—	(182)
Balance, end of period	$3,871	$—	$3,871

Present value of Expected Future Policy Benefits
Balance at current discount rate, beginning of period	$6,909	$2,964	$9,873
Beginning balance at original discount rate	7,546	3,327	10,873
Effect of changes in cash flow assumptions	12	(11)	1
Effect of actual variances from expected experience	(13)	(14)	(27)
Adjusted beginning of period balance	7,545	3,302	10,847
Issuances	193	21	214
Interest accrual	52	21	73
Benefit payments	(120)	(66)	(186)
Ending balance at original discount rate	7,670	3,278	10,948
Effect of changes in discount rate assumptions	(370)	(257)	(627)
Balance, end of period	7,300	3,021	10,321

Net liability for future policy benefits	3,428	3,189	6,617
Less: Reinsurance recoverables	(59)	(139)	(198)
Net liability for future policy benefits, after reinsurance recoverable	$3,369	$3,050	$6,419

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Pension Risk Transfer	Total
Present value of Expected Future Policy Benefits
Balance at current discount rate, beginning of period	$2,190	$2,190
Beginning balance at original discount rate	2,114	2,114
Effect of changes in cash flow assumptions	—	—
Effect of actual variances from expected experience	(15)	(15)
Adjusted beginning of period balance	2,099	2,099
Issuances	109	109
Interest accrual	11	11
Benefit payments	(34)	(34)
Ending balance at original discount rate	2,185	2,185
Effect of changes in discount rate assumptions	(116)	(116)
Balance, end of period	2,069	2,069

Net liability for future policy benefits	2,069	2,069
Less: Reinsurance recoverables	(113)	(113)
Net liability for future policy benefits, after reinsurance recoverable	$1,956	$1,956
As at March 31, 2022, there was no present value of expected net premiums.

AS AT MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of the liability for future policy benefits (years)	13	9

AS AT MAR. 31, 2022 US$ MILLIONS	Direct Insurance	Pension Risk Transfer
Weighted-average liability duration of the liability for future policy benefits (years)	—	10

The amount of undiscounted expected gross premiums and expected future benefit payments follows:

AS AT MAR. 31 US$ MILLIONS	2023	2022
Direct Insurance
Expected future benefit payments	$14,880	$—
Expected future gross premiums	9,524	—

Pension Risk Transfer
Expected future benefit payments	4,936	3,177
Expected future gross premiums	—	—

Total
Expected future benefit payments	19,816	3,177
Expected future gross premiums	9,524	—
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Gross Premiums or Assessments		Interest Expense
	2023	2022	2023	2022
Direct Insurance	$287	$—	$23	$—
Pension Risk Transfer	21	109	—	—
The weighted-average interest rate follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Direct Insurance
Interest accretion rate	5%	—%
Current discount rate	5%	—%

Pension Risk Transfer
Interest accretion rate	4%	3%
Current discount rate	5%	1%
b.Deferred Profit Liability
For limited-pay products, gross premiums received in excess of net premiums are deferred at initial recognition as deferred profit liability (“DPL”). The assumptions and reflection of experience for DPL will be consistent with those used in the liability for future policy benefits, including the remeasurement methodology. The discount rate used in calculating DPL will be consistent with the locked-in rate used for the liability for future policy benefits.
DPL is amortized in income on a constant basis in relation with benefit payments. For life contingent payout annuities DPL is amortized over expected future benefit payments.

For limited payment traditional life permanent contracts, DPL is amortized over face amount for limited payment traditional life permanent contracts.

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Pension Risk Transfer	Total
Balance, beginning of period, at locked-in discount rate	$24	$158	$182
Effect of changes in cash flow assumptions	—	10	10
Effect of actual variances from expected experience	(1)	14	13
Adjusted beginning of period balance	23	182	205
Profits deferred	10	—	10
Interest accrual	—	2	2
Amortization	—	(2)	(2)
Balance, end of period, at locked-in discount rate	$33	$182	$215

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Pension Risk Transfer	Total
Balance, beginning of period, at locked-in discount rate	$131	$131
Effect of changes in locked-in discount rate	—	—
Effect of changes in cash flow assumptions	—	—
Effect of actual variances from expected experience	(1)	(1)
Adjusted beginning of period balance	130	130
Issuances	2	2
Interest accrual	2	2
Amortization	(1)	(1)
Balance, end of period, at locked-in discount rate	$133	$133
NOTE 15. POLICYHOLDERS' ACCOUNT BALANCES
Policyholders' account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1.0% to 8.0% (some annuities have enhanced first year crediting rates ranging from 1.0% to 7.0%), less expenses, mortality charges, and withdrawals; and (iii) fair value adjustment.

The balances and changes in policyholders' account balances follow.

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Balance, beginning of period	$13,949	$5,833	$19,782
Issuances	596	32	628
Premiums received	103	408	511
Policy charges	(93)	(8)	(101)
Surrenders and withdrawals	(516)	(55)	(571)
Interest credited	159	3	162
Other	(8)	25	17
Balance, end of period	$14,190	$6,238	$20,428

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Reinsurance	Total
Balance, beginning of year	$4,677	$4,677
Issuances	14	14
Premiums received	210	210
Policy charges	(6)	(6)
Surrenders and withdrawals	(68)	(68)
Interest credited	18	18
Other	(38)	(38)
Balance, end of year	$4,807	$4,807
The reconciliation of policyholders' account balances to the policyholders' account balances' liability in the statements of financial position follow.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Direct Insurance	$14,546	$14,310
Reinsurance	6,238	5,831
Total	$20,784	$20,141

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS AT MAR. 31, 2023 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Total
Direct Insurance	1% - 2%	$4,310	$488	$2,692	$2,295	$9,785
	2% - 3%	1,575	546	346	550	3,017
	Greater than 3%	608	13	4	16	641
	Total	$6,493	$1,047	$3,042	$2,861	$13,443

Reinsurance	0.5% - 0.75%	$—	$470	$206	$7	$683
	0.75% - 1%	—	—	—	—	—
	Greater than 1%	—	—	14	—	14
	Total	$—	$470	$220	$7	$697

AS AT MAR. 31, 2022 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Total
Reinsurance	0.5% - 0.75%	$—	$292	$175	$—	$467

NOTE 16. MARKET RISK BENEFITS
The net balance of market risk benefit asset and liabilities of and changes in guaranteed minimum withdrawal benefits associated with annuity contracts follow.

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Direct Insurance	Reinsurance	Total
Beginning balance before effect of changes in the instrument-specific credit risk	$44	$70	$114
Effect of changes in the beginning instrument-specific credit risk	26	(28)	(2)
Attributed fees collected	2	6	8
Interest accrual	1	1	2
Adjustment from deterministic to stochastic	5	1	6
Effect of experience variance	(3)	—	(3)
Effect of changes in financial assumptions	(1)	(17)	(18)
Effect of changes in the ending instrument-specific credit risk	(18)	10	(8)
Others	—	11	11
Ending balance, net	56	54	110
Reinsurance recoverable, end of period	—	—	—
Balance, end of period, net of reinsurance	$56	$54	$110

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Reinsurance	Total
Beginning balance before effect of changes in the instrument-specific credit risk	$66	$66
Effect of changes in the beginning instrument-specific credit risk	(1)	(1)
Attributed fees collected	5	5
Effect of experience variance	6	6
Effect of changes in financial assumptions	(22)	(22)
Effect of changes in the ending instrument-specific credit risk	8	8
Ending balance, net	62	62
Reinsurance recoverable, end of period	—	—
Balance, end of period, net of reinsurance	$62	$62
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the market risk benefits amount in the statements of financial position follows.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023			2022
	Asset	Liability	Net	Asset	Liability	Net
Direct insurance	$9	$67	$58	$10	$54	$44
Reinsurance	—	52	52	—	70	70
Total	$9	$119	$110	$10	$124	$114

NOTE 17. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“claims”) for health and property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported (“IBNR”) claims and claims that have been reported but not settled. The liability for unpaid claims is estimated based upon American National’s historical experience and actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, less anticipated salvage and subrogation. The effects of the changes are included in the statements of operations in the year in which the changes occur. The time value of money is not taken into account for the purpose of calculating the liability for unpaid claims. There have been no significant changes in methodologies or assumptions used to calculate the liability for unpaid claims and claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023
Unpaid claims balance, beginning	$1,569
Less: Reinsurance recoverables	306
Net beginning balance	1,263
Incurred related to
Current	375
Prior years	(11)
Total incurred claims	364
Paid claims related to
Current	108
Prior years	230
Total paid claims	338
Net balance	1,289
Plus: Reinsurance recoverables	300
Unpaid claims balance, ending	$1,589
The net and gross reserve calculations have shown favourable development as a result of favourable loss emergence compared to what was implied by the loss development patterns used in the original estimation of losses in prior years. The estimates for ultimate incurred claims attributable to insured events of prior years decreased by approximately $10 million during the first three months of 2023 and decreased $6 million during the same period in 2022. The favorable development in 2023 was a reflection of lower-than-anticipated losses arising from agribusiness, business owners, commercial automotive, and commercial other lines of business.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses at March 31, 2023 and December 31, 2022 was $16 million and $16 million respectively.

NOTE 18. CORPORATE AND SUBSIDIARY BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by third-party financial institutions. The total available amount on the credit facilities is $500 million. The credit facilities bear interest at the specified SOFR, CDOR, or bankers’ acceptance rate plus a spread and have a maturity date of June 2027. As at March 31, 2023, $296 million was drawn on the bilateral credit facilities.
The Company has a $1.0 billion 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at March 31, 2023, the facility had $753 million outstanding.

In April 2022, the Company entered into a $1.0 billion 364-day secured facility. As at March 31, 2023, the facility was fully drawn.
The facilities require the Company to maintain a minimum net worth covenant. As at March 31, 2023, the Company was in compliance with its financial covenants.
The Company also has a revolving credit facility with Brookfield that, as at March 31, 2023, permitted borrowings of up to $400 million. As at March 31, 2023, there were no amounts drawn on the facility.
Subsidiary borrowings of $1.5 billion relate to debt issued at American National. $1.0 billion matures in 2027 and the remaining $500 million matures in 2032.

NOTE 19. INCOME TAXES
For the three months ended March 31, 2023, the effective tax rate on pre-tax income was a recovery of 10.1%. The Company's effective tax rate differed from the statutory tax rate of 17% primarily due to international operations subject to different tax rates.

For the three months ended March 31, 2022, the effective tax rate on pre-tax income was 3.3%. The Company's effective tax rate differed from the statutory tax rate of 16.4% primarily due to international operations subject to different tax rates.

NOTE 20. SHARE CAPITAL
As at March 31, 2023 and December 31, 2022, the Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $33.63 per share;
ii.500,000,000 Exchangeable Class A-1 Limited Non-Voting Shares with a par value of $33.63 per share;
iii.500,000 Class B Limited Voting Shares with a par value of $33.63 per share;
iv.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
v.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
vi.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vii.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
viii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.
The share capital of the Company as at March 31, 2023 and December 31, 2022 comprises the following:

	March 31, 2023		December 31, 2022
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	10,450,952	$449	9,594,989	$422
Class B shares	24,000	1	24,000	1
Class C shares	41,314,891	1,477	40,934,623	1,467
Class A junior preferred shares	100,460,280	2,607	100,460,280	2,580
At March 31, 2023, there were $95 million of accrued dividends on Class A junior preferred shares (December 31, 2022 – $68 million).
The movement of shares issued and outstanding is as follows:
\

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2023	Class A junior preferred shares	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, beginning of period	100,460,280	9,594,989	24,000	40,934,623
Issued (Repurchased)
Issuances	—	1,165,000	—	380,268
Repurchases	—	(309,037)	—	—
Outstanding, end of period	100,460,280	10,450,952	24,000	41,314,891

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2022	Class A exchangeable shares	Class B shares	Class C shares
Outstanding, beginning of period	10,877,989	24,000	23,544,548
Issued (Repurchased)
Issuances	—	—	—
Repurchases	—	—	—
Outstanding, end of period	10,877,989	24,000	23,544,548
On March 3, 2023, the Company issued 915,000 class A exchangeable shares in exchange for 915,000 class A shares of Brookfield.
On March 3, 2023, the Company converted 309,037 class A exchangeable shares for $12 million into 380,268 class C shares.

On March 14, 2023, the Company issued 250,000 class A exchangeable shares in exchange for 250,000 class A shares of Brookfield.

NOTE 21. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS), EXCEPT PER SHARE AMOUNTS	2023	2022
Net income (loss) for the period	$(93)	$156
Dividends on Class A junior preferred shares	(28)	—
	(121)	156
Attributable to:
Class A exchangeable and Class B shareholders	1	2
Class C shareholders	(127)	154
Non-controlling interests	5	—
Weighted average shares – Class C shares	41,052,929	23,544,548
Earnings per share per class C share - basic	$(3.09)	$6.54

NOTE 22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

FOR THE THREE MONTHS ENDED MAR. 31, 2023 US$ MILLIONS	Unrealized Appreciation (Depreciation) on Available for Sale Securities[1]	Defined benefit pension plan adjustment[2]	Change in instrument specific credit risk for market risk benefit[3]	Change in discount rate for liability for future policyholder[4]	Total
Balance at January 1, 2023	$(1,205)	$(9)	$3	$651	$(560)
Other comprehensive income (loss) before reclassifications	405	1	12	(178)	240
Other	3	—	—	—	3
Balance at March 31, 2023	$(797)	$(8)	$15	$473	$(317)

FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Equity Accounted	Unrealized Appreciation (Depreciation) on Available for Sale Securities[1]	Defined benefit pension plan adjustment[2]	Change in instrument specific credit risk for market risk benefit[3]	Change in discount rate for liability for future policyholder[4]	Total
Balance at January 1, 2022	$(4)	$35	$—	$(1)	$(72)	$(42)
Other comprehensive income (loss) before reclassifications	(17)	(271)	—	(6)	206	(88)
Other	—	—	—	—	—	—
Balance at March 31, 2022	$(21)	$(236)	$—	$(7)	$134	$(130)
1.To be reclassed to “Investment related gains (losses), net”
2.To be reclassed to “Operating expenses”
3.To be reclassed to “Change in fair value of market risk benefit”
4.To be reclassed to “Claims and policyholder benefits”

NOTE 23. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
a)Brookfield Reinsurance agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of March 31, 2023, there were no amounts drawn under the equity commitment.
In 2021, the Company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender for a three-year revolving credit facility which subsequently increased to $400 million in March 2022. As of March 31, 2023, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.

The following table reflects the related party agreements and transactions for the three months ended March 31 in the statements of operations:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Credit agreement fees with Brookfield	$—	$—
Support agreement fees with Brookfield	—	—
Rights agreement fees to Brookfield	—	—
Administration fees with Brookfield	1.7	0.3
Investment management fees to Brookfield Asset Management	14.6	3.9
Brookfield licensing agreement fees	—	—

Outsourcing fees paid to Brookfield	0.7	0.2
Outsourcing arrangements payable	0.3	0.1
b)Other related party transactions
On March 10, 2020, BAC entered into lease and building service arrangements with Brookfield Properties (Canada) Inc. and BPO Ontario Properties Ltd. (collectively, “BPO”), subsidiaries of Brookfield. The amount paid to BPO for the leased office facilities and building maintenance for the three months ended March 31, 2023 totaled $0.2 million (March 31, 2022 – $0.1 million). As at March 31, 2023, lease liabilities relating to this arrangement were $1 million (March 31, 2022 – $2 million).
During the period, subsidiaries of the Company purchased investments of $0.6 billion from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
The Company had $714 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at March 31, 2023 (March 31, 2022 – $10 million).

NOTE 24. SEGMENT REPORTING
The Company's operations are organized into three operating segments: Reinsurance, Direct Insurance and PRT. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( “Distributable Operating Earnings”, or “DOE”).
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of our share of adjusted earnings from our investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.

The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED MAR. 31, 2023 (MILLIONS)	Direct Insurance	Reinsurance	Pension Risk Transfer	Total
Net premiums and other policy related revenues	$722	$—	$175	$897
Other net investment income, including funds withheld	309	79	43	431
Segment revenues	1,031	79	218	1,328
Policyholder benefit, net	(506)	—	(197)	(703)
Other insurance and reinsurance expenses	(236)	(54)	(5)	(295)
Operating expenses excluding transactions costs	(150)	(5)	(5)	(160)
Interest expense	(23)	—	—	(23)
Current income tax expense	(6)			(6)
Segment DOE	110	20	11	141
Depreciation expense				(5)
Deferred income tax expense				13
Transaction costs				(4)
Net investments gains and losses, including funds withheld				(145)
Unrealized mark to market within insurance contracts				(79)
Other corporate activities, net				(14)
Net income				$(93)

FOR THE THREE MONTHS ENDED MAR. 31 2022 (MILLIONS)	Reinsurance	Pension Risk Transfer	Total
Net premiums	$—	$109	$109
Other net investment income, including funds withheld	37	34	71
Segment revenues	37	143	180
Proportionate share of equity accounted investment adjusted earnings	16	—	16
Policyholder benefits, net		(139)	(139)
Other insurance and reinsurance expenses	(38)	—	(38)
Operating expenses excluding transactions costs	(5)	(3)	(8)
Interest expense	(6)	—	(6)
Segment DOE	4	1	5
Deferred income tax expense			(4)
Transaction costs			(4)
Net investments gains and losses, including funds withheld			98
Unrealized mark to market within insurance contracts			56
Equity accounted (income) loss			3
Other corporate activities, net			2
Net income			$156
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers. All existing reinsurance contracts are with U.S. based insurance companies. Total premium revenues recorded within our Reinsurance segment for the three months ended March 31, 2023 were from transactions with two United States ceding companies.
Total premium revenues recorded within our PRT segment for the three months ended March 31, 2023, and 2022 were from Canadian and U.S. counterparties.
Total premium revenues recorded within our Direct Insurance segment for the three months ended March 31, 2023 were from transactions with U.S. retail customers. There were no activities in the Direct Insurance segment as the business was acquired in May 2022.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT MAR. 31, 2023 (MILLIONS)	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$9,591	$3,640	$30,656	$1,064	$44,951
Liabilities	7,990	3,396	26,660	2,470	40,516
Equity and other	1,601	244	3,996	(1,406)	4,435

AS AT DEC. 31, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$9,314	$3,410	$29,583	$1,143	$43,450
Liabilities	7,644	3,173	25,796	2,545	39,158
Equity and other	1,670	237	3,787	(1,402)	4,292
1.Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.

NOTE 25. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As at March 31, 2023, subsidiaries of the Company had investment commitment agreements with third parties to the maximum of approximately $8.2 billion exclusive of taxes and other operating expenses (December 31, 2022 – $5.4 billion). As at March 31, 2023, the total unfunded commitment amounts were $5.2 billion.
The Company's subsidiary had aggregate commitments at March 31, 2023 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $1.8 billion of which $1.1 billion is expected to be funded in 2023, with the remainder funded in 2024 and beyond.
In addition, the Company's subsidiary had revolving commitments of $113 million expected to be funded during 2023 and 2024, and outstanding letters of credit in the amount of $4 million as of March 31, 2023.
Federal Home Loan Bank (FHLB) Agreements
The Company has access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of March 31, 2023, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $12 million and commercial mortgage loans of approximately $1.1 billion were on deposit with the FHLB as collateral for borrowing. As of March 31, 2023, the collateral provided borrowing capacity of approximately $680 million. The deposited securities and commercial mortgage loans are included in the Company’s statements of financial position within available-for-sale fixed maturity securities and mortgage loans on real estate, net of allowance, respectively.
Guarantees
American National has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by American National. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, American National would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of March 31, 2023, was approximately $121 million, while the total cash value of the related life insurance policies was approximately $144 million.
Litigation
American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the Company's statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our condensed consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range

NOTE 26. SUBSEQUENT EVENTS
Subsequent to quarter end, the Company repaid $500 million of its 364-day secured facility on maturity with the remaining $500 million extended for an additional 364 days, now maturing in April 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”), covers the financial position as of March 31, 2023 and December 31, 2022 and the results of operations for the three months ended March 31, 2023, and 2022. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “company” means Brookfield Reinsurance Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.
The information in this MD&A should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements (“the financial statements”) as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023, and 2022. Interim operating results for the three months ended March 31, 2023 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”), North End Re (Cayman) SPC (“NER SPC”), Brookfield Annuity Company (“BAC”) and American National Group, LLC. (“American National”).
Our company operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, our company offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our Direct Insurance, Reinsurance, and our Pension Risk Transfer (“PRT”) businesses. The principal operating entities of the company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section of the MD&A for further details on our operating segments' business.
Conversion and Adoption of Accounting Standards
Effective January 1, 2023, the Company transitioned from International Financial Reporting Standards ("IFRS") to US generally accepted accounting principles (“GAAP”). The accompanying MD&A, including all periods presented, have been presented and analyzed under GAAP. On January 1, 2023, we adopted Accounting Standards Update 2018-12 ("ASU 2018-12") , requiring targeted improvements to the accounting for long-duration contracts (“LDTI”). As such, results for 2022 have been recast and are also presented under the new guidance. As a result of the transition from IFRS to GAAP, including the impact of the adoption of LDTI, the Company recorded a $255 million increase, net of tax, to opening equity reported under IFRS as of January 1, 2023, mainly from the recognition of an allowance for credit losses and the retrospective impact of LDTI.
The significant differences between IFRS and GAAP as they relate to these financial statements are as follows:
a)Investment impairment
Under IFRS, prior to the adoption of GAAP, at each reporting date, financial assets were assessed for impairment indicators. The Company considered an impairment loss if it deemed it unlikely that it would be able to recover all amounts due according to the contractual terms of the obligation.

Under GAAP, ASU 2016-13, Measurement of Credit Losses on Financial Instruments uses a current expected credit loss (“CECL”) model to measure impairment on certain types of financial instruments. It requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts. The guidance also modifies the impairment model for available-for-sale fixed maturity securities. This difference in the timing of the impairment recognition is the primary driver for differences between accounting standards. As a result of the transition to GAAP, the Company recorded a $71 million decrease, net of tax, to retained earnings as of December 31, 2022 reported under IFRS related to mortgage loans and private loans.
b)Insurance contract liabilities
Under GAAP, to the extent that an insurance or reinsurance contract does not, despite its form, provide for indemnification of the ceding entity or reinsurer against loss or liability, the premium paid less the amount of the premium to be retained shall be accounted for as a deposit. At inception, a deposit asset or liability shall be recognized for insurance and reinsurance contracts accounted for under deposit accounting.
For long duration insurance contracts, ASU 2018-12, LDTI, issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition cost for long-duration contracts issued by insurers. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.
Initial adoption for the liability for future policy benefits and deferred acquisition cost ("DAC") is required to be reported using either a full retrospective or modified retrospective approach. Market risk benefits ("MRB") are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. For MRB, full retrospective application is required. The Company has elected to apply a modified retrospective transition method for the liability for future policy benefits and DAC.
The Company recorded a $94 million increase, net of tax, to retained earnings as of January 1, 2023, as well as a favorable impact to AOCI of approximately $462 million, after tax resulting from the remeasurement of future policy benefits and reinsurance recoverable using discount rates applicable under the LDTI requirements per GAAP.
c)Investment classification
The Company’s investment in financial assets includes debt securities, equity securities and loans and receivables. Under IFRS, these assets were classified into one of the following categories:
•Available for sale (“AFS”) assets are measured at fair value, with changes in fair value recognized in other comprehensive income (loss);
•Fair value through profit or loss (“FVTPL”) assets are measured at fair value, with changes in fair value recognized in net income (loss); and
•Loans and receivables are measured at amortized cost. Financial assets supporting future policy benefits within our pension risk transfer (PRT) business are classified as loans and receivables or designated as FVTPL. Financial assets supporting modified coinsurance reserves within reinsurance treaties are designated as FVTPL.
Under GAAP, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) are measured at fair value through net income. The Company's fixed maturity securities are designated as available-for-sale. Available-for-sale fixed maturity securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in accumulated other comprehensive income (“AOCI”). In connection with funds withheld reinsurance treaties, the Company has elected the fair value option (FVO) for certain of its fixed maturities to better match the measurement of those assets and related embedded derivative in the Consolidated Statements of Operations. As a result of the transition from IFRS to GAAP, the Company recorded a $138 million decrease, net of tax, to retained earnings reported under IFRS as of January 1, 2023 and a corresponding increase for the same amount, net of tax, to AOCI related to the reclassification of its equity and debt securities under GAAP.

Controls and Procedures
The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. During the first quarter of 2023, the Company implemented and modified certain internal controls over financial reporting relating to the adoption and ongoing operation of ASU 2018-12
Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective. There was no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting besides those related to LDTI. .
The following financial data is derived from our financial statements that are prepared in accordance with GAAP. Non-GAAP measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.
Key Financial Data
The following present key financial data of the company:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
Total assets	$44,951	$11,648
Net income (loss)	(93)	156
Adjusted equity[1]	4,752	1,576
Distributable Operating Earnings[1,2]	145	13

1.Distributable operating earnings and adjusted equity are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.
2.Distributable operating earnings for the three months ended 2023 is inclusive of $4 million relating to activities outside of our three operating segments (2022 - $8 million)

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three months ended March 31, 2023 and 2022:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
Net premiums	$800	$109
Other policy revenue	97	—
Net investment income	400	56
Investment related gains (losses), net	(106)	28
Net investment results from funds withheld	12	85
Total revenues	1,203	278

Claims and policyholder benefits	(742)	(105)
Interest sensitive contract benefits	(241)	(18)
Commissions for acquiring and servicing policies	(180)	—
Net change in deferred policy acquisition costs	112	20
Change in fair value of market risk benefit	(6)	12
Other reinsurance expenses	(14)	(4)
Operating expenses	(176)	(17)
Interest expense	(60)	(5)
Total benefits and expenses	(1,307)	(117)

Net income (loss) before income taxes	(104)	161
Income tax recovery (expense)	11	(5)
Net income (loss) for the period	$(93)	$156
Three Months Ended March 31, 2023 vs. 2022
For the three months ended March 31, 2023, we reported a net loss of $93 million, compared to net income of $156 million in the prior year quarter due to unrealized mark-to-market losses on investments and embedded derivatives.
Net premiums were $800 million for the quarter, compared to $109 million in the prior year quarter, mainly as a result of $625 million in contributions from direct insurance premiums within American National, which we acquired in May 2022. The acquisition also contributed $97 million of other policy revenue in the quarter. During the quarter, the company closed 18 PRT deals, representing approximately $175 million of premiums, compared to 7 deals in the prior year quarter with $109 million of premiums.
Net investment income was $400 million in the quarter, compared to $56 million in the prior year quarter, driven by the growth in our investment portfolio and capital redeployed within recently closed transactions.
Investment related gains (losses), net was a loss of $106 million in the quarter, compared to a gain of $28 million in the prior year quarter, mainly due to unrealized mark-to-market movements on our embedded derivatives related to reinsurance contracts, as well as some of our equity securities that have since partially recovered their value subsequent to the quarter-end.

Net investment income, including funds withheld, was $12 million in the quarter, compared to $85 million in the prior year quarter. During the quarter, we received interest income of $344 million, compared to $26 million in the prior year quarter, more than offset by the unrealized losses on financial instruments within our reinsurance funds withheld.
Claims and policyholder benefits were $742 million in the quarter, compared to $105 million in the prior year quarter, which corresponds to the increase in our premium revenues as a result of contributions from American National. The increase is also partly due to additional flow reinsurance transactions closed, as well as higher annuitants in-pay in our PRT business since the prior year.
Interest sensitive contract benefits represent interest credited to policyholders' account balances from our investment contracts with customers, as well as amortization of deferred revenue. Commissions for acquiring and servicing policies represent any sales commission payments or incremental costs of obtaining the contract that are amortized over the contract term subsequent to the initial capitalization. During the quarter, interest sensitive contract benefits and commissions for acquiring and servicing policies increased by $223 million and $180 million, respectively. Both balances increased in the quarter as a result of the acquisition of American National.
Change in fair value of market risk benefit represents the mark-to-market movements of our liability based on protection to the policyholder from capital market risk. The loss of $6 million in the period is primarily due to change in interest rate used in the valuation of these liabilities.
Operating expenses were $176 million in the current quarter compared to $17 million in the prior year quarter, mainly as a result of the acquisition of American National, as well as additional personnel, professional services and transaction expenses related to the growth of our business.
The increase of $55 million of interest expense on borrowings in the current quarter primarily relates to our subsidiary borrowings, representing $1.5 billion of acquisition financing issued at American National, as well as corporate borrowings used to temporarily warehouse investments that will be moved into our insurance companies' investment portfolios over time.
During the quarter, DOE increased by $132 million to $145 million. The increase was driven by contributions from American National, as well as higher net investment income within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.

CONSOLIDATED FINANCIAL POSITION
Comparison as at March 31, 2023 and December 31, 2022
The following table summarizes the financial position as at March 31, 2023 and December 31, 2022:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS, EXCEPT SHARE DATA	2023	2022
Assets
Investments	$31,087	$30,307
Cash and cash equivalents	2,354	2,145
Accrued investment income	352	341
Deferred policy acquisition costs	1,703	1,595
Reinsurance funds withheld	6,004	5,806
Premiums due and other receivables	476	436
Deferred tax asset	433	470
Reinsurance recoverables, net	615	595
Property and equipment (net of accumulated depreciation of $12 in 2023 and $7 in 2022)	193	194
Other assets	636	516
Separate account assets	1,098	1,045
Total assets	44,951	43,450
Liabilities
Future policy benefits	8,349	7,966
Policyholders' account balances	20,784	20,141
Policy and contract claims	1,825	1,786
Deposit liabilities	1,643	1,657
Market risk benefit	119	124
Unearned premium reserve	1,119	1,086
Due to related parties	247	241
Other policyholder funds	323	322
Notes payable	184	151
Corporate borrowings	2,049	2,160
Subsidiary borrowings	1,493	1,492
Liabilities issued to reinsurance entities	166	151
Other liabilities	1,117	836
Separate account liabilities	1,098	1,045
Total liabilities	40,516	39,158

Junior Preferred Shares, par value $25 per share, redemption amount of $2,512	2,607	2,580

Equity
Class A exchangeable and Class B (10,450,952 Class A exchangeable shares and 24,000 Class B shares outstanding as at 2023; 9,594,989 Class A exchangeable shares and 24,000 Class B shares outstanding as at 2022; with par value of $33.63 per share)	460	432
Class C (41,314,891 and 40,934,623 Class C shares outstanding as at 2023 and 2022, respectively)	1,359	1,272
Non-controlling interests	9	8
Total equity	1,828	1,712
Total liabilities and equity	$44,951	$43,450

March 31, 2023 vs. December 31, 2022
Total assets increased by $1.5 billion during the quarter to $45.0 billion.
Cash and cash equivalent increased by $209 million during the quarter. For further information, refer to Liquidity and Capital Resources and our Consolidated Statements of Cash Flows.
Total investments increased by $780 million over the quarter, primarily as a result of the partial recovery in the market value of our debt securities, as well as the deployment of new premiums received during the quarter.
Deferred acquisition costs, which are capitalized costs that are directly related to writing new policyholder contracts. During the quarter, the balance increased by $108 million mainly as a result of new insurance contracts entered with policyholders, partially offset by amortization.
Reinsurance funds withheld increased by $198 million over the quarter, primarily as a result of net reinsurance settlements, partially offset by mark to market adjustments on the total return swap due to the impact of decreasing interest rates over the period on our shorter duration asset portfolio.
Deferred tax assets decreased by $37 million during the quarter, primarily as a result of unrealized mark-to-market gains on our debt securities.
Reinsurance recoverables are estimated amounts due to the Company from reinsurers related to paid and unpaid ceded claims and expenses, and are presented net of reserves for collectability. The amount increased by $20 million in the current quarter primarily as a result of balances collected over the quarter.
Other assets primarily include intangible assets, goodwill, and prepaid pension receivables from related parties. The balance increased by $120 million during the quarter, mainly due to higher prepaid reinsurance premiums.
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company, and both increased by $53 million in the quarter mainly due to changes in the valuation during the quarter.
Future policy benefits and policyholder account balances increased by $1.0 billion during the quarter mainly due to new contracts written across our operations, partially offset by settlements in the quarter.
Corporate and subsidiary borrowings decreased by $110 million during the period, primarily as a result of repayments of our warehouse and credit facility borrowings. Due to related parties was $247 million as at quarter-end and relates to short-term loans from Brookfield in connection with the reinsurance transactions closed in 2021.
In the prior year, we issued junior preferred shares to Brookfield which are redeemable by the Company at any time at the issuance price plus accumulated and unpaid dividends. Additionally, holders of the junior preferred shares have the right to redeem the shares at an amount equal to the issuance price plus accumulated and unpaid dividends. As a result of the redemption right held by the holders, the junior preferred shares are classified as temporary equity, and the corresponding dividends of $28 million in the quarter have be reflected in our retained earnings as dividends paid.

Lines of Business
Direct Insurance
Following closing of the American National acquisition in May 2022, American National became the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as direct insurance.
American National, founded in 1905 and headquartered in Galveston, Texas, offers a broad spectrum of products and services through its subsidiaries, which include life insurance, annuities, property and casualty insurance, health insurance, credit insurance, and pension products. The American National companies operate in all 50 states, the District of Columbia and Puerto Rico.

Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay to the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity (“SPIA”). A SPIA is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.
Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners' property and liability insurance, workers' compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.

Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.
•Collateral or Creditor Protection Insurance (“CPI”). CPI provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection (“GAP”). GAP insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.
As of March 31, 2023, American National and its subsidiaries had $19.7 billion (December 31, 2022 - $19.1 billion) of future policy benefits and policyholder account balances.
Reinsurance
Within our Reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.

Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our Reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of March 31, 2023, NER SPC had $6.2 billion of policyholder's account balances and NER Ltd. had $1.6 billion of deposit liabilities related to their reinsurance treaties (December 31, 2022 – $5.9 billion and $1.7 billion, respectively).
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated in Canada and the United States. Our Canadian PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. Under American National, we also operate a U.S. PRT business, which became licensed during 2022 and successfully completed its first PRT transaction in December 2022. Our North American PRT businesses are led by a team of experts in group annuities, pensions, insurance and investments.

As of March 31, 2023, we had $3.2 billion (December 31, 2022 – $3.1 billion) of future policy benefits related to PRT.
SEGMENT REVIEW
The Company's operations are organized into three operating segments: Direct Insurance, Reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents Distributable Operating Earnings of our Direct Insurance segment for the three months ended March 31, 2023 and 2022:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
DOE	$110	$—
Comparison of the three months ended March 31, 2023 and 2022
DOE within our Direct Insurance business represents contribution from our direct origination annuity, life, P&C and health businesses operated by American National, which was acquired in the second quarter of 2022. We benefited from strong contributions from our life and annuities business and the continued repositioning of investments into higher yielding investments. DOE related to our Direct Insurance business also includes financing costs associated with subsidiary borrowings and corporate overhead directly related to the segment.

Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the three months ended March 31, 2023 and 2022:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
DOE	$20	$4
Comparison of the three months ended March 31, 2023 and 2022
DOE within our Reinsurance business increased to $20 million in the quarter. During the quarter, we recorded flow premiums on our AEL reinsurance treaty of approximately $330 million, bringing total premiums reinsured under the treaty to over $6 billion of premiums to-date. DOE also benefited from rising interest rates over the last twelve months and the redeployment of assets into higher yielding investments in the period.
Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the three months ended March 31, 2023 and 2022:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
DOE	$11	$1
Comparison of the three months ended March 31, 2023 and 2022
During the quarter, the Company closed 18 PRT deals (2022 – 7), representing $175 million (2022 – $109 million) of premiums. The increase in DOE from the prior year was a result of more business closed over the last twelve months, as well as higher investment income due to redeployment of assets into higher yielding investments.

Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the Company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Cash and cash equivalents	$711	$784
Liquid financial assets	279	241
Undrawn credit facilities	604	544
Total Corporate liquidity[1]	$1,594	$1,569
1.See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $500 million revolving credit facility with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to invest in a rising rate environment and secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to the liquidity from sources such as the Federal Home Loan Bank (“FHLB”) within our direct insurance business and short-term repurchase agreements within our pension risk transfer business to manage market exposure between the timing of transaction agreements being entered into and the receipt of assets. As at March 31, 2023, the Company had drawn $17 million of a total $1.1 billion of commitments available relating to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at March 31, 2023, the company's cash and cash equivalents included $711 million of unrestricted cash resources that can be deployed to fund corporate activities as needed.

AS AT MAR. 31, 2023 AND DEC. 31, 2022 US$ MILLIONS	2023	2022
Cash and cash equivalents	$2,354	$2,145
Liquid financial assets	15,696	17,769
Undrawn credit facilities	1,685	1,659
Total liquidity[1]	$19,735	$21,573
1.See “Performance Measures used by Management”.

Comparison of the three months ended March 31, 2023 and 2022
The following table presents a summary of our cash flows and ending cash balances for the three months ended March 31, 2023 and 2022:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Operating activities	$198	$77
Investing activities	(74)	(269)
Financing activities	86	122
Cash and cash equivalents
Cash and cash equivalents, beginning of the period	2,145	393
Net change during the period	210	(70)
Foreign exchange on cash balances held in foreign currencies	(1)	—
Cash and cash equivalents, end of the period	$2,354	$323
Operating Activities
For the three months ended March 31, 2023, we generated $198 million of cash from operating activities compared to $77 million during 2022.
Investing Activities
For the three months ended March 31, 2023, we reinvested liquid short term and fixed maturity investments that matured during the period and we deployed $2 billion into new higher-yielding investments within our insurance operating subsidiaries' portfolios. These investments were primarily funded by new premiums and the sales and maturities of liquid securities. The purchase and sales, net of maturities, resulted in net deployment of $74 million of cash from investing activities, compared to $269 million during the same period in 2022.
Financing Activities
For the three months ended March 31, 2023, we generated $86 million of cash from financing activities compared to $122 million generated in 2022, inclusive of $338 million in additional borrowings to fund temporary corporate investments, the majority of which will be transferred into our insurance entities in the near term, and offset by repayments on our warehouse and revolving credit facilities.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at March 31, 2023, our common equity was $1.8 billion and our adjusted equity was $4.8 billion. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income.
Included in equity and adjusted equity was approximately $244 million invested in Canadian dollars. All cumulative translation adjustments recorded for the three months ended March 31, 2023 and 2022 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at March 31, 2023, we had a notional $2.2 billion (December 31, 2022 – $2.6 billion) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 3, “Financial Instruments” of the financial statements.

Future Capital Obligations and Requirements
Subsidiaries of the Company have investment commitment agreements to the maximum of $8.2 billion exclusive of taxes and other operating expenses (December 31, 2022 – $5.4 billion). As at March 31, 2023, $3.0 billion was funded (December 31, 2022 – $2.6 billion). The amounts are recognized as loans and receivables, unrated bonds and private equity investments.
For additional information, see Note 25, “Financial Commitments and Contingencies” of the financial statements.
The following is the maturity by year on corporate borrowings, subsidiary borrowings and junior preferred shares:

	Payments due by year
AS AT MAR. 31 2023 US$ MILLIONS	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Corporate borrowings	2,049	1,753	—	296	—
Subsidiary borrowings	1,493	—	—	1,000	493
Preferred shares	2,607	—	—	—	2,607
Capital management
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
NER SPC and American National are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.
The Company has determined that it is in compliance with all capital requirements as at March 31, 2023 and December 31, 2022.

Brookfield Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s three months ended March 31, 2023 operating results is provided below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2023	2022
Revenues	$23,297	$21,882
Net income	424	2,960
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business.
•Financial market volatility and dislocations across asset classes favor insurers with diverse investment portfolios and access to alternative credit. Insurers primarily invest in public market fixed income products and are exposed to public market valuations. Insurers with an ability to diversify investment portfolios to include alternative and private credit assets provides more favorable investment performance.
•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our statements of financial position within our financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.

Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently increased in many jurisdictions in which we operate in 2022 but remain at relatively low levels by historical standards. The company’s asset liability management practices and interest rate risk management allows the company to mitigate the impact of interest rate volatility on the business. However, sudden or unexpected changes in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
The Company's exposure to the equity markets is managed by sector and individual security and is intended to track the S&P 500 with minor variations. The Company mitigates the equity risk by diversification of the investment portfolio.
The Company also has equity risk associated with the equity-indexed life and annuity products the Company issues. The Company has entered into derivative transactions, primarily over-the-counter equity call options, to hedge the exposure to equity-index changes.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.

We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our financial statements.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.
Critical Accounting Policy and Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to the Notes to the Financial Statements.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-GAAP measures, including Distributable Operating Earnings and Adjusted Equity. In addition, we provide certain metrics such as Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at March 31, 2023, and for the three months ended March 31, 2023 and 2022.

Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our consolidated financial statements for the years presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results.
Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP as issued by the Financial Accounting Standards Board. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of Distributable Operating Earnings is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company, excluding accumulated other comprehensive income. We use Adjusted Equity to assess our return on our equity.

The followings contain further details regarding our use of our Non-GAAP measures, as well as a reconciliation of net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to Distributable Operating Earnings:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2023	2022
Net (loss) income	$(93)	$156
Net investment gains and losses, including funds withheld	145	(98)
Mark-to-market on insurance contracts and other net assets	97	(56)
	149	2
Deferred income tax expense	(13)	4
Transaction costs	4	4
Equity accounted (income) loss	—	3
Depreciation	5	—
Distributable Operating Earnings	$145	$13

The following table reconciles our equity to Adjusted Equity:

AS AT MAR. 31 US$ MILLIONS	2023	2022
Total equity	$1,828	$1,446
Add:
Accumulated Other Comprehensive Loss (Income)	317	130
Junior preferred shares	2,607	—
Adjusted equity	$4,752	$1,576
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield's or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Brookfield Reinsurance Ltd.

bnre.brookfield.com

NYSE: BNRE
TSX: BNRE